UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 8, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting of Siemens AG
Signatures

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich,
December 2009
Notice of Annual Shareholders’ Meeting
of Siemens AG
Dear Shareholders:
NOTICE IS HEREBY GIVEN that you are cordially invited to attend the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “the Company”) to be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Tuesday, January 26, 2010, at 10:00 a.m. (local time), for the following purposes:
Agenda
1.	To receive and consider the Report of the Supervisory Board, the Corporate Governance Report and the Compensation Report as well as the Compliance Report for fiscal year 2009

2.
To receive and consider the adopted Annual Financial Statements and the approved Consolidated Financial Statements of Siemens AG, together with Management’s Discussion and Analysis of Siemens AG and the consolidated group, including the Explanatory Report on the information required pursuant to § 289 (4) and § 315 (4) of the German Commercial Code (HGB) as of September 30, 2009

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy of the materials will be sent to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting. In accordance with the applicable legal provisions, no resolution on Agenda Items 1 and 2 is proposed to be adopted as the Supervisory Board has already approved the Annual and the Consolidated Financial Statements.

3.	To resolve on the allocation of net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2009 amounting to €1,462,725,473.60 be allocated as follows:

Distribution of a dividend of €1.60 on each no-par value share entitled to the dividend for fiscal year 2009:	€1,387,600,726.40

Amount carried forward:	€75,124,747.20

The amounts of both the dividend distribution and the carryforward reflect the 867,250,454 no-par value shares which are entitled to the dividend for fiscal year 2009 existing at the time of the Managing and Supervisory Boards’ proposal for allocation of the net income. Should there be any change in the number of no-par value shares entitled to the dividend for fiscal year 2009 until the date of the Annual Shareholders’ Meeting, the above proposal will be amended accordingly and presented for resolution at the Annual Shareholders’ Meeting, with an unchanged dividend of €1.60 on each no-par value share.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2009 be ratified for that period.

It is intended that voting on the ratification of the acts of the Managing Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2009 be ratified for that period.

It is intended that voting on the ratification of the acts of the Supervisory Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

6.	To resolve on the approval of the compensation system for Managing Board members

The German Act on the Appropriateness of Managing Board Remuneration (VorstAG) that came into effect on August 5, 2009 has enabled the Annual Shareholders’ Meeting to resolve on the approval of the system of Managing Board member compensation. This possibility should be made use of.

The resolution proposed under this item of the agenda refers to the present compensation system which was the basis for determining the Managing Board member compensation in fiscal year 2009. Details are presented in the Compensation Report which is an integral part of the materials that are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin (see Agenda Items 1 and 2). Upon request, a copy of the materials will be sent to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting.

The Supervisory Board and the Managing Board propose that the compensation system for Managing Board members be approved.

7.	To resolve on the appointment of independent auditors for the audit of the Annual and the Consolidated Financial Statements and for the review of the Interim Financial Statements

The Supervisory Board, based on the Audit Committee’s recommendation, proposes that the following resolutions be approved and adopted:
(a)	Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is appointed to serve as independent auditors of the Annual and the Consolidated Financial Statements for fiscal year 2010.

(b)
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is appointed to review the Financial Statements and the Interim Management’s Discussion and Analysis for the first half of fiscal year 2010.

8.	To resolve on the authorization to repurchase and use Siemens shares and to exclude shareholders’ subscription and tender rights

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
The Company is authorized to repurchase up to 10% of its capital stock existing at the date of the resolution. The aggregate of shares of stock of Siemens AG (“Siemens shares”) repurchased under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or attributable to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) may at no time exceed 10% of the then existing capital stock.

This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its consolidated subsidiaries, or by third parties on behalf of Siemens AG or its consolidated subsidiaries.

This authorization shall become effective as of March 1, 2010 and remain in full force and effect through July 25, 2011. The authorization to repurchase Siemens shares as approved at the Annual Shareholders’ Meeting on January 27, 2009 shall terminate on the effective date of this new authorization.

(b)	Any repurchase of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by acquisition over the stock exchange or (2) through a public share repurchase offer.
(1)
If the Siemens shares are to be acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed the market price of Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system) by more than 10% nor fall below such market price by more than 20%.

(2)	If the Siemens shares are to be acquired through a public share repurchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.
(i)
If a formal offer is publicly issued by the Company, the Company will state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price will be determined from all available acceptance declarations. The offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below such average closing price by more than 20%. The relevant date will be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date will be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that the purchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)
If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price will be determined from the available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 10% nor fall below this average closing price by more than 20%. The relevant date will be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for purchase exceeds the total volume of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for purchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive priority consideration.

(c)
Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares repurchased on the basis of this or any previously given authorization as follows:

(1)	Such Siemens shares may be retired without an additional resolution by the Annual Shareholders’ Meeting being required for such retirement or its implementation.

(2)
Such Siemens shares may be used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholders’ Meeting on February 22, 2001. The key points of the 2001 Siemens Stock Option Plan, as approved at the Annual Shareholders’ Meeting, can be examined as an integral part of the notarized minutes of that Annual Shareholders’ Meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)
Such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its consolidated subsidiaries as well as to board members of any of the Company’s consolidated subsidiaries, or they may be granted and transferred to such individuals with a waiting period of at least two years.

(4)
Such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against non-cash contributions, particularly in connection with business combinations or the acquisition of companies or interests therein.

(5)
Such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system).

(6)	Such Siemens shares may be used to meet obligations under convertible bonds or warrant bonds issued by the Company or any of its consolidated subsidiaries.

The aggregate volume of shares used under the authorizations pursuant to Agenda Item 8 (c), subsections (5) and (6) above, issued by applying mutatis mutandis the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) (against cash contributions not substantially below the stock market price, with shareholders’ subscription rights excluded), must not exceed 10% of the capital stock existing at the time such shares are used. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the effective period of the authorization until the time of its implementation. The limit also includes shares that were or can be issued to meet obligations under convertible bonds or warrant bonds previously issued by mutatis mutandis application of the above provision during the effective period of the authorization.

(d)	The Supervisory Board is authorized to use Siemens shares acquired on the basis of this or any previously given authorization as follows:

Such Siemens shares may be offered as share-based compensation by the Supervisory Board to the members of the Managing Board of Siemens AG for purchase under the same terms and conditions as those offered to the Company’s employees, or they may be granted and transferred with a waiting period of at least two years. The details regarding share-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to Agenda Item 8 (c) and (d) above may be exercised once or several times, solely or jointly, in whole or in part.

(f)
Shareholders’ subscription rights relating to repurchased Siemens shares shall be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to Agenda Item 8 (c), subsections (2) through (6), and Agenda Item 8 (d) above.

9.
To resolve on the authorization to use equity derivatives in connection with the repurchase of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), and the exclusion of shareholders’ subscription and tender rights

In addition to the authorization to be resolved under Agenda Item 8 regarding the repurchase of Siemens shares pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), the Company shall also be authorized to acquire Siemens shares by using equity derivatives.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
In addition to the authorization to be resolved under Agenda Item 8 regarding the acquisition of shares of stock of Siemens AG (“Siemens shares”) pursuant to § 71 (1), no. 8 of the German Stock Corporation Act (AktG), the repurchase of Siemens shares pursuant to the authorization to be resolved under Agenda Item 8 may also be completed, apart from the ways described there, with the use of equity derivatives. This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its consolidated subsidiaries, or by third parties on behalf of Siemens AG or its consolidated subsidiaries. With the approval of the Supervisory Board, options may be sold whereby the Company takes on the obligation of buying Siemens shares upon exercise of the options (“put options”), options may be purchased and exercised whereby the Company has the right to acquire Siemens shares upon exercise of the options (“call options”), and Siemens shares may be acquired by using a combination of put and call options.

In exercising this authorization, all stock repurchases based on put or call options, or a combination of put and call options, are limited to a maximum volume of 5% of the capital stock at the time the resolution is adopted by the Annual Shareholders’ Meeting. The term of the options must be chosen in such a way that the repurchase of Siemens shares upon exercise of the options will take place no later than July 25, 2011.

(b)
It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by using Siemens shares which were previously acquired over the stock exchange, in compliance with the principle of equal treatment, at the then current market price of Siemens stock in Xetra trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon exercise of the option (“strike price”) may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last three trading days prior to conclusion of the relevant option contract by more than 10% nor fall below this average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

The option premium paid by the Company for options may not be higher, and the option premium received by the Company for options may not be lower,

than the theoretical market price of the options computed in accordance with generally accepted actuarial methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price.

In the event that Siemens shares are repurchased using equity derivatives in accordance with the above rules, shareholders have no right to conclude such option contracts with the Company, applying mutatis mutandis the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG). Furthermore, shareholders also have no right to conclude option contracts if the Company has provided for preferential treatment of option contracts relating to a limited number of shares.

Shareholders will have a right to tender their shares only as far as the Company is obligated to take delivery of such shares under the option terms and conditions. Any further right to tender is hereby excluded.

(c)	The rules set out in Agenda Item 8 (c), (d), (e) and (f) shall apply mutatis mutandis to the use of Siemens shares acquired using equity derivatives.
10.
To resolve on the authorization of the Managing Board to issue convertible bonds and/or warrant bonds and exclude shareholders’ subscription rights, and to resolve on the creation of a Conditional Capital 2010 and related amendments to the Articles of Association

The authorization to issue convertible bonds and/or warrant bonds adopted at the Annual Shareholders’ Meeting on January 27, 2009 includes rules for determining the conversion or exercise price that were established as a consequence of a series of first instance and higher court decisions and left the Company little economic margin for structuring the bonds. Recent jurisprudence of the German Federal Court of Justice (BGH) and clarification of the legal and regulatory aspects by the German legislature, however, have provided companies with more legal security and freedom in structuring bond issues. Consequently, the authorization adopted at the Annual Shareholders’ Meeting on January 27, 2009 shall be replaced by a new authorization to issue convertible bonds and/or warrant bonds that is based on the current legal and regulatory framework and opens up a lot more scope for the Company. As no convertible bonds and/or warrant bonds were issued under the authorization adopted at the Annual Shareholders’ Meeting on January 27, 2009, the Conditional Capital provided for in § 4 (8) of the Articles of Association will no longer be needed and shall be replaced by a new Conditional Capital 2010.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:
(a)
The Managing Board shall be authorized to issue bonds in an aggregate principal amount of up to €15,000,000,000 with conversion rights (convertible bonds) or with warrants attached (warrant bonds), or a combination of these instruments, entitling the holders to subscribe to up to 200,000,000 new registered shares of Siemens AG of no par value (“Siemens shares”), representing a pro rata amount of up to €600,000,000 of the capital stock (hereinafter referred to as “bonds”). The terms and conditions of the bonds may also provide for mandatory conversion at the end of their term or at another point in time, including an obligation to exercise the conversion or option rights. The bonds shall be issued against cash or non-cash contributions. The authorization shall also include the possibility to assume the guarantee for bonds issued by consolidated subsidiaries of Siemens AG and to make the statements and to take the required actions necessary for successful issuance of bonds. Furthermore, the authorization shall include the possibility to grant to holders of such bonds Siemens shares to the extent holders of convertible bonds or warrants under warrant bonds exercise their conversion or option rights or if mandatory conversion is effected. The authorization shall expire on January 25, 2015. The issue of the bonds may be implemented once or several times, wholly or in part, or simultaneously in different tranches. All partial bonds belonging to a particular tranche issued shall rank pari passu in all respects. The pro rata amount of the capital stock represented by the shares to be issued must not exceed the principal amount or an issue price below the principal amount of each partial bond.

The conversion or exercise price must not fall below 80% of the market price of Siemens stock as quoted by the Xetra trading system (or a comparable successor system). The calculation shall be based on the mean closing price over the ten trading days prior to the date on which the final Managing Board resolution is reached to submit an offer for the subscription of bonds or to the Company’s notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. § 9 (1) of the German Stock Corporation Act (AktG) shall remain unaffected.

In case of warrant bonds being issued, one or several warrants shall attach to each partial bond entitling the holder to subscribe to Siemens shares, subject to the terms and conditions of the warrant bonds. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of one warrant bond must not exceed the principal amount of the warrant bond.

In the case of convertible bonds being issued, the holders of the convertible bonds shall be entitled to exchange them for Siemens shares, subject to the terms and conditions of the convertible bonds. The conversion ratio is obtained by dividing the principal amount or the lower issue price of a convertible bond by the conversion price stipulated for one new Siemens share. The pro rata amount of the capital stock represented by the shares subscribed for on the basis of one convertible bond must not exceed the principal amount or the lower issue price of the convertible bond.

The authorization shall also include the possibility, subject to the terms and conditions of the bonds, to provide dilution protection and/or other adjustments under certain circumstances. Dilution protection or other adjustments may be provided for in particular if the Company changes its capital structure during the effective period of the authorization (e.g. through a capital increase, a capital decrease or a stock split), but also in connection with dividend payouts, the issue of additional convertible and/or warrant bonds and in the case of extraordinary events that may occur during the effective period of the authorization (e.g. control gained by a third party). Dilution protection or other adjustments may be provided by granting subscription rights, by changing the conversion or exercise price, and by amending or introducing cash components.

The Managing Board shall be authorized to determine the further terms and conditions of bond issues or to establish such terms and conditions by mutual agreement with the respective issuing consolidated subsidiary. The terms and conditions may inter alia include the following aspects:

•	whether, rather than using the Company’s conditional capital, consideration should be offered in the form of Siemens shares, by payment of the equivalent amount in cash or by transfer of other listed securities;
•	whether the conversion or exercise price or the exchange ratio should be determined at the time of bond issue or by means of future market prices within a predetermined margin;

•	whether and how an exchange ratio should be rounded;

•	whether an additional cash payment or a compensation in cash should be specified in the case of fractional amounts;

•	how, in the case of mandatory conversions, details are to be determined regarding the exercise, deadlines and determination of conversion or exercise prices;

•	whether the bonds should be issued in euros or in the legal currency of an OECD country other than euros, subject to limitation to the euro value equivalent.

As a matter of principle, the bonds must be offered to shareholders for subscription, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for subscription. However, the Managing Board shall be authorized to exclude shareholders’ subscription rights with the approval of the Supervisory Board,

•
provided that the issue price of the bonds is not significantly lower than their theoretical market price computed in accordance with generally accepted actuarial methods, and further provided that the total number of shares to be issued on the basis of bond issues under this authorization pursuant to § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) (against cash contributions, with shareholders’ subscription rights being excluded), in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of the authorization, does not exceed 10% of the capital stock existing at the time of the exercise of the authorization; this limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders’ subscription rights, on the basis of the Authorized Capital 2009 pursuant to § 4 (7) of the Articles of Association;

•	to the extent that the exclusion is necessary with regard to fractional amounts resulting from the subscription ratio;

•
in order to grant holders of conversion or option rights on Siemens shares subscription rights as compensation against the effects of dilution to the extent to which they would be entitled upon exercising such rights;

•	to the extent that the bonds were issued against non-cash contributions, in particular within the context of business combinations or when acquiring companies or interests therein.
(b)
In order to grant shares of stock to holders of convertible bonds or warrant bonds issued under the authorization pursuant to Agenda Item 10 (a) above, the capital stock shall be conditionally increased by €600,000,000 through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders (Conditional Capital 2010). The conditional capital increase shall be effected through the issuance of up to 200,000,000 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders of convertible bonds or warrants under warrant bonds issued under the authorization of the Managing Board pursuant to Agenda Item 10 (a)

above by Siemens AG or any of its consolidated subsidiaries until January 25, 2015 exercise their conversion or option rights and no other forms of fulfillment are used to service these rights. The new shares of stock shall be issued at the conversion or exercise prices determined in each case in accordance with the above-mentioned authorization. The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.

(c)
The authorization to issue convertible bonds and/or warrant bonds adopted at the Annual Shareholders’ Meeting on January 27, 2009 and the Conditional Capital 2009 provided for in § 4 (8) of the Articles of Association shall be cancelled as of the time when the new Conditional Capital 2010 becomes effective and § 4 (8) of the Articles of Association shall be amended to read as follows:

“8.
The capital stock is conditionally increased by EUR 600,000,000. The conditional capital increase is to be effected through the issuance of up to 200,000,000 no-par value shares registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued and only to the extent to which holders of convertible bonds issued against cash contributions or warrants under warrant bonds issued against cash contributions are issued by Siemens AG or any of its consolidated subsidiaries until January 25, 2015 in accordance with the Managing Board’s authorization adopted at the Annual Shareholders’ Meeting on January 26, 2010, exercise their conversion or option rights and no other forms of fulfillment are used to service these rights (Conditional Capital 2010). The Managing Board shall be authorized to determine the further details of the implementation of the conditional capital increase.”

(d)
The Supervisory Board shall be authorized to amend § 4 of the Articles of Association depending on the use of the Conditional Capital 2010. The same shall apply in the event that the authorization to issue convertible bonds or warrant bonds has not been used upon expiration of the effective term of the authorization and in the event that the Conditional Capital 2010 has not been used after expiration of all conversion or option periods.

11.	To resolve on amendments to the Articles of Association to reflect the provisions of a new Act and to add flexibility to the voting process at the Annual Shareholders’ Meeting

The German Act Implementing the Shareholders’ Rights Directive (ARUG) provides for amendments to the German Stock Corporation Act (AktG) relating to the exercise of shareholder rights at the Annual Shareholders’ Meeting. Among other things, shareholders are offered the opportunity to participate in the Annual Shareholders’ Meeting by electronic means and to vote in writing or by means of electronic communication. The decision-making power regarding the use of this opportunity shall be transferred to the Managing Board. At the same time, the provisions of the Articles of Association concerning live transmission of the Annual Shareholders’ Meeting, attendance notification deadlines, proxy procedures, requests for amending the agenda, and materials to be made available for inspection shall be adjusted to the new legal requirements. Furthermore, § 21 of the Articles of Association which suggests the so-called subtraction method as a standard method for determining voting results at the Annual Shareholders’ Meeting shall be revised. This method shall no longer apply as a standard and it shall be at the discretion of the chairman of the meeting to select an appropriate voting procedure.

Therefore, the Supervisory Board and the Managing Board propose that the following resolutions be approved and adopted:
(a)	§ 18 (3) of the Articles of Association shall be amended to read as follows:

“Shareholders whose combined shares amount to at least one twentieth of the capital stock may request in writing the convening of a shareholders ’ meeting, stating the purpose and reasons for it, if the further legal prerequisites for such a request are fulfilled. In the same way, shareholders whose combined shares represent at least one-twentieth of the capital stock or a proportionate ownership of at least EUR 500,000 in capital stock may request that items be placed on the agenda and published, provided that the remaining legal requirements for such a request are fulfilled.”

(b)	§ 19 of the Articles of Association shall be amended to include the following new § 19 (5):

“The Managing Board may provide for the shareholders to participate in the Shareholders’ Meeting without the need to be present at the venue and without a proxy, and to exercise some or all of their rights fully or partially by means of electronic communication. The Managing Board shall also determine the details of the scope and procedure which will be made known together with the Notice of Shareholders’ Meeting.”

(c)	§ 19 of the Articles of Association shall be amended to include the following new § 19 (6):

“The Managing Board may provide for the shareholders to exercise their right to vote, without participating at the meeting, in writing or by means of electronic communication. The Managing Board shall also determine the details of the procedure which will be made known together with the Notice of Shareholders’ Meeting.”

(d)	§ 21 (6) of the Articles of Association shall be deleted in its entirety and § 19 shall be amended to include the following new § 19 (7):

“The chairman of the meeting may permit full or partial audio-visual transmission of the Shareholders’ Meeting in a form to be specified by him/her in more details.”

(e)	§ 19 (3), 3rd sentence, of the Articles of Association shall be amended to read as follows:

“The Notice of Shareholders’ Meeting may provide for a shorter period to be measured in days.”

(f)	§ 20, 2nd and 3rd sentence, of the Articles of Association shall be deleted and replaced by the following new § 20, 2nd through 4th sentence:

“The proxy authorization, its revocation and the evidence of proxy authorization vis-à-vis the Company must be provided in text form. The details regarding these proxy authorizations, their revocation and the evidence of proxy authorization vis-à-vis the Company will be made known together with the Notice of Shareholders’ Meeting, which may also provide for a facilitated procedure. The provisions of § 135 of the German Stock Corporation Act (AktG) shall remain unaffected.”

(g)	§ 21 (3) through § 21 (5) of the Articles of Association shall be deleted and replaced by the following new § 21 (3):

“The chairman of the meeting shall determine the order of agenda items to be discussed and the sequence of voting. He shall determine the manner, procedure and further details of the voting process and may decide that several items be put to the vote simultaneously.”

(h)	§ 24 (3) of the Articles of Association shall be amended to include the following new sentence 2:

“Availability for inspection is not required if the materials are accessible on the Company’s website for the same period of time.”
12.	To resolve on the approval of settlement agreements with former board members

On 2 December 2009 Siemens AG entered into Settlement Agreements with former board members against whom the Company has asserted claims for damages from and in connection with the acts of corruption (Liability Settlements). These Liability Settlements require the approval by the Shareholders’ Meeting to become effective. Further explanations regarding the Liability Settlements can be found in the summary report of the Supervisory Board and the Managing Board regarding Agenda Items 12 and 13.

The Supervisory Board and the Managing Board propose that the following resolutions be approved and adopted:
(a)	The Settlement Agreement between Siemens AG and Dr. Karl-Hermann Baumann dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Dr. Baumann is attached as annex 1 to this convention.

(b)	The Settlement Agreement between Siemens AG and Prof. Johannes Feldmayer dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Prof. Feldmayer is attached as annex 2 to this convention.

(c)	The Settlement Agreement between Siemens AG and Dr. Klaus Kleinfeld dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Dr. Kleinfeld is attached as annex 3 to this convention.

(d)	The Settlement Agreement between Siemens AG and Prof. Dr. Edward G. Krubasik dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Prof. Dr. Krubasik is attached as annex 4 to this convention.

(e)	The Settlement Agreement between Siemens AG and Mr. Rudi Lamprecht dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Mr. Lamprecht is attached as annex 5 to this convention.

(f)	The Settlement Agreement between Siemens AG and Prof. Dr. Heinrich v. Pierer dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Prof. Dr. v. Pierer is attached as annex 6 to this convention.

(g)	The Settlement Agreement between Siemens AG and Dr. Jürgen Radomski dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Dr. Radomski is attached as annex 7 to this convention.

(h)	The Settlement Agreement between Siemens AG and Dr. Uriel Sharef dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Dr. Sharef is attached as annex 8 to this convention.

(i)	The Settlement Agreement between Siemens AG and Prof. Dr. Klaus Wucherer dated 2 December 2009 is hereby approved.

The complete wording of the settlement with Prof. Dr. Wucherer is attached as annex 9 to this convention.
Annexes 1 to 9 form an integral part of this convention.
13.	To resolve on the approval of a settlement agreement with D&O insurance carriers

Siemens AG as policyholder of a directors and officers insurance (“D&O Insurance”) entered into a Settlement Agreement dated 2 December 2009 with Allianz Global Corporate & Specialty AG, Zurich Versicherung Aktiengesellschaft (Deutschland), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE as leading insurers regarding the claims arising from the insurance policies for the years 2004/2005, 2005/2006 and 2006/2007 (Coverage Settlement). The settlement provides that the participating insurers will pay up to EUR 100m (including previous and future coverage of defence expenses of the insured board members) in order to settle damages from and in connection with the acts of corruption. According to its provisions, the settlement requires the approval of the Shareholders’ Meeting of Siemens AG. Further explanations regarding the Coverage Settlement can be found in the summary report of the Supervisory Board and the Managing Board regarding Agenda Items 12 and 13.

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The Coverage Settlement between Siemens AG on the one hand and Allianz Global Corporate & Specialty AG, Zurich Versicherung Aktiengesellschaft (Deutschland), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE on the other hand dated 2 December 2009 is hereby approved.

The complete wording of the Coverage Settlement is attached as annex 10 to this convention.

Annex 10 forms an integral part of this convention.

Addendum to the Agenda (upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”)
Pursuant to § 122 (2) of the German Stock Corporation Act (AktG), the “Verein von Belegschaftsaktionären in der Siemens AG e.V.” whose shares, together with the shares of shareholders who duly authorized it in this respect, make up a proportionate ownership of at least EUR 500,000 in the capital stock has demanded with regard to the above Agenda of the Annual Shareholders’ Meeting of Siemens AG, Berlin and Munich, to be held on January 26, 2010 that the following items be placed on the Agenda for consideration at the Annual Shareholders’ Meeting and that such items be disclosed.
Therefore, the Agenda is hereby supplemented by the following Agenda Items 14 and 15, with the former Agenda Items 1 through 13 being retained:
Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”:
14.	Resolution on new rules governing Supervisory Board compensation

The economic and financial crisis has revealed that widespread false incentives for Managing Board and Supervisory Board compensation have, among other things, contributed to excesses in the finance business. But corrections as regards size and term may also be necessary in the real economy because this sector has likewise experienced unreasonable increases over the past years, especially when compared to the income development of average employee wages and salaries.

This also applies to the compensation guidelines for the Supervisory Board of Siemens AG that were decided upon last year. A major portion of the compensation is based on short-term and so-called long-term earnings per share. We consider this to be wrong.

Instead, a fixed remuneration based on the time invested should be paid as compensation. Our proposal thus follows the rules laid down in § 17 (1) (a) of the Articles of Association of Siemens AG that were effective prior the Annual Shareholders’ Meeting in 2009. These rules contain a fixed remuneration component. We consider this reasonable, especially at a time when sacrifices and increased commitment are demanded of employees.

The “Verein von Belegschaftsaktionären in der Siemens AG” proposes that the following resolution be approved and adopted:

§ 17 of the Articles of Association of Siemens AG shall be amended to read as follows:
“1.	Each member of the Supervisory Board shall receive a fixed annual compensation of EUR 50,000.

2.
The Chairman of the Supervisory Board shall receive four times and each Deputy Chairman twice the amount to be paid pursuant to subsection 1 above. In addition, each member of the Audit Committee and the Chairman’s Committee, with the exception of the committee chairmen, shall receive additional remuneration at the rate of one-half of the full amount to be paid pursuant to subsection 1, while each of the chairmen of these committees shall be additionally remunerated at the rate of the full amount to be paid pursuant to subsection 1. Further, each member of the Compliance Committee and the Finance and Investment Committee shall receive additional remuneration at the rate of one-fourth of the full amount to be paid pursuant to subsection 1, while the chairmen of these committees shall be additionally remunerated at the rate of one-half of the full amount to be paid pursuant to subsection 1. The total remuneration of the Chairman of the Supervisory Board shall not exceed five times the full amount to be paid pursuant to subsection 1.

3.
Changes on the Supervisory Board and/or its committees are taken into account with respect to remuneration in proportion to the term of office, with parts of months being rounded up to full months. If a Supervisory Board member fails to attend a meeting of the Supervisory Board, one-third of the overall remuneration pursuant to subsections 1 and 2 above shall be reduced by a percentage equal to the percentage of meetings the Supervisory Board member has not attended relative to the total number of meetings held in the fiscal year.

4.	In addition, an attendance fee of EUR 1,000 shall be paid to each member of the Supervisory Board for each meeting of the Supervisory Board and its committees he or she attends.

5.
The remuneration shall be payable after the close of the Annual Shareholders’ Meeting and approval of the consolidated financial statements. The Company shall reimburse the members of the Supervisory Board for expenses incurred and for sales taxes to be paid on their remuneration.

6.	The fixed compensation pursuant to subsection 1 above shall be adjusted annually to reflect the average development of wages and salaries within Siemens AG.

7.
In the Company’s interests, the Supervisory Board members shall be included in an insurance policy for board members and certain employees of Siemens AG and its subsidiaries maintained by the Company that, where existing, will provide reasonable coverage for personal liability for financial loss associated with supervisory or management functions. The premiums for this insurance policy shall be paid by the Company. The policy shall provide for a deductible of 10% of damages up to a maximum of one-and-a-half times the fixed annual compensation of the Supervisory Board member.”

Upon request of the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”:
15.	Resolution on an amendment to § 2 of the Articles of Association of Siemens AG

The recent financial and economic crisis and past years’ developments are sufficient cause for a redefinition of the objects of the Company. It is not only in the financial business where we have experienced major distortions and excesses. Since the 90ies, Siemens has likewise been oriented more and more toward the financial markets and the so-called shareholder value principle. The aims pursued by the Company to maximize shareholder value are often short-term in nature and contradictory to any sustainable increase in profitability. The impact on employees often went unheeded and the consequences of management mistakes — just as with BenQ — were only alleviated after public pressure was brought to bear. Currently, the SIS Group is subject to review as a result of frequent changes in leadership and a failed business model.

Consequently, we call for a return to a corporate policy that considers all stakeholders — shareholders, employees, customers and suppliers — and sets a clear limit to the unrealistic return expectations of financial markets. This basic orientation, often referred to as the stakeholder principle, should be readopted as a guideline for Siemens’ corporate policy. We want a corporate policy that is oriented toward sustainability instead of short-term profit maximization and offers future prospects for customers and employees. Siemens — together with its employees — is definitely in a position to implement such a corporate policy, even within the context of globalized competition. After all, the employees of Siemens AG belong to that group of people who are most interested in a sustainable corporate policy and in protecting the Company’s status as a going concern.

The “Verein von Belegschaftsaktionären in der Siemens AG” proposes that the following resolution be approved and adopted:

§ 2 of the Articles of Association shall be amended by a subsection 3 to read as follows:

“In making its decisions, the Company shall consider the interests of all relevant groups: shareholders, employees, customers and suppliers. The Company shall be fully aware of its social responsibility and commit itself to a sustainable corporate policy. The interests of shareholders and employees shall rank pari passu with one another.”

Position of the Management of Siemens AG on the motions submitted by the “Verein von Belegschaftsaktionären in der Siemens AG e.V.”
The Managing Board and the Supervisory Board recommend to vote against the motions on Items 14 and 15 of the Agenda.
Re: Agenda Item 14
The Supervisory Board compensation system was approved and adopted at the Annual Shareholders’ Meeting on January 27, 2009. It is in line with prevailing market standards and, in particular, takes account of the growing demands on and the increased workload of especially the Chairman, the Deputy Chairman and the members and chairmen of the particularly labor-intensive Supervisory Board committees. The variable compensation components are in compliance with the recommendations of the German Corporate Governance Code which suggests in Section 5.4.6 that members of the Supervisory Board receive both fixed and performance-related compensation, where the latter should also include components based on long-term performance of the enterprise. The current compensation system for the Supervisory Board thus also recognizes the important aspects of sustainable corporate success. Therefore, we consider the proposed change in Supervisory Board compensation — which would not comply with the requirements of the German Corporate Governance Code — not appropriate.
Re: Agenda Item 15
In addition to the interests of our shareholders, we must take into account the interests of employees, customers and other related groups in order to achieve sustainable corporate success. The German Corporate Governance Code clarifies the obligation of the Supervisory Board and the Managing Board to ensure the Company’s continued existence as a going concern and its sustainable value creation in conformity with the principles of the social market economy. Siemens feels committed to the requirements of the German Corporate Governance Code. There is no need to include a corresponding provision in the Articles of Association, all the more so as it is impossible to present in sufficient detail the multi-layered and complex question of corporate interests and their order of priority in a short text passage such as the one proposed.

Reports and notifications to the Annual Shareholders’ Meeting
Report of the Managing Board on Agenda Item 8
As at previous Annual Shareholders’ Meetings, Siemens AG is again seeking authority to buy back shares of stock of Siemens AG (“Siemens shares”). The acquisition of Siemens shares may be effected as a purchase over the stock exchange or through a public share repurchase offer.
If, in the event of a public share repurchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total number of shares which the Company intends to acquire, the shareholders’ right to tender may be excluded to the extent that the acquisition or acceptance shall be in proportion to the Siemens shares tendered or offered for purchase, in order to facilitate the acquisition process. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to ease the acquisition process.
The Company shall have the power to use Siemens shares held in treasury to service stock options granted under the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ subscription rights takes account of this intention. As the authorization to issue stock options under the 2001 Siemens Stock Option Plan expired in December 2006, no new stock options will be issued under the 2001 Siemens Stock Option Plan. The key points of the 2001 Siemens Stock Option Plan were approved at the Annual Shareholders’ Meeting on February 22, 2001 and can be examined as an integral part of the notarized minutes of that meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.
Since 1969, employee stock has been a strong additional incentive at Siemens in Germany. Keeping in line with this tradition, Siemens intends to encourage greater participation of employees and managers at all income levels worldwide in the Company’s success under a corporate culture oriented toward equity ownership. For this purpose, the Company introduced a Share Matching Plan as a new form of employee stock program for employees and managers of Siemens AG and its consolidated subsidiaries participating in the plan. Under the Share Matching Plan — taking account of country-specific circumstances as appropriate — participants are entitled to invest a portion of their remuneration in the acquisition of Siemens shares at their market price or, to a limited extent, at a reasonable discount to the market price. After a three-year waiting period, plan participants receive one free matching share of Siemens stock for every three Siemens shares acquired and continuously held under the Share Matching Plan. While managers of Siemens worldwide may invest up to 50% of their annual bonus in the acquisition of Siemens shares at the then current stock market price, the remaining employees’ annual personal investment amount must not exceed 3 to 5% of their annual income, depending on country-specific regulations. Furthermore, the Company shall be entitled to grant and transfer Siemens shares with a waiting period of at least two years to managers of Siemens AG and its consolidated subsidiaries. The Company shall be entitled to use Siemens shares held in treasury to satisfy such stock grants and to issue such treasury shares as employee stock. For these purposes, the subscription rights of existing shareholders must be excluded.
In addition, the Supervisory Board shall have the authority to offer Siemens shares as share-based compensation for purchase to the members of the Managing Board of

Siemens AG, under the same terms and conditions as those offered to employees, or to grant and transfer Siemens shares to the Managing Board members with a waiting period of at least two years. Again, to this extent, shareholders’ subscription rights must be excluded.
The decision about the form of equity compensation and method of servicing it is taken by the Supervisory Board with regard to Siemens shares offered for purchase or granted to members of the Managing Board, and by the Managing Board with regard to all other Siemens shares. In reaching their decision, these boards will focus solely on promoting the interests of the Company and all its shareholders. At the following Annual Shareholders’ Meeting and in its Annual Report the Company will report on these decisions and on the number of Siemens shares offered for purchase, granted and transferred.
In addition, the Managing Board shall be entitled, with the approval of the Supervisory Board, to offer and transfer Siemens shares held in treasury as consideration in connection with business combinations or the acquisition of companies or interests therein. The proposed authorization is designed to enhance the Company’s competitive edge in its quest for interesting acquisition targets and to give the Company the necessary freedom to exploit opportunities to acquire other companies or interests therein quickly, flexibly and with little detriment to liquidity. The proposed exclusion of shareholders’ subscription rights takes account of this objective. The decision whether shares held in treasury or shares issued under an authorized capital are to be used is made by the Managing Board, focusing solely on the interests of the Company and its shareholders. When determining the valuation ratios, the Managing Board will ensure that the interests of shareholders are adequately safeguarded, taking into account the market price of Siemens stock. However, no schematic link to a market price is foreseen in this context, in particular so that fluctuations in the market price do not jeopardize the results reached at negotiations. There are currently no concrete plans to make use of this authorization.
Furthermore, the authorization is designed to enable the Company, with the approval of the Supervisory Board, to sell Siemens shares held in treasury (with exclusion of shareholders’ subscription rights) to third parties against cash payment, e.g. to institutional investors, or with a view to enhance the Company’s investor base. The sale shall be subject to the condition that the price (excluding incidental transaction costs) at which the Siemens shares are to be sold is not significantly lower than the market price of Siemens stock on the trading day, as determined during the opening auction of the Xetra trading platform (or a comparable successor system). By basing the selling price on the stock market price, the desirability of dilution protection and the shareholders’ interests in safeguarding their assets and voting rights are given due consideration. When determining the final selling price, Management shall keep any markdown on the quoted stock market price as low as possible, taking into account current market conditions. Generally, shareholders will be able to maintain their percentage ownership in the Company by purchasing Siemens shares on the stock exchange, while the Company is provided with additional room for maneuver in the interests of all shareholders to exploit favorable stock market opportunities at short notice. There are currently no concrete plans to make use of this authorization.
Furthermore, the Company shall also have the authority to use Siemens shares repurchased pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its consolidated subsidiaries upon the issuance of bonds. The exclusion of shareholders’ subscription rights is a prerequisite thereof.
Finally, Siemens shares acquired under this authorization may be retired without requiring an additional resolution by the Annual Shareholders’ Meeting.

The proposed authorization will ensure that the number of Siemens shares issued pursuant to Agenda Item 8 (c), subsections (5) and (6) — by way of facilitated exclusion of shareholders’ subscription rights applying mutatis mutandis the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG) — plus the number of other Siemens shares issued or disposed of during the effective period of the authorization by applying the above provisions either directly or mutatis mutandis, does not exceed 10% of the capital stock existing at the time of the use of such Siemens shares pursuant to this authorization. This limit also includes shares that were or can be issued to meet obligations under convertible bonds or warrant bonds previously issued by mutatis mutandis application of the above provision during the effective period of the authorization.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.
Report of the Managing Board on Agenda Item 9
Besides the possibilities to buy back Siemens shares as provided for in Agenda Item 8, the Company shall also be authorized to repurchase Siemens shares by using equity derivatives. This additional alternative will enhance the Company’s ability to structure the repurchase of Siemens shares in an optimal manner. For the Company, it may be advantageous to sell put options or purchase and exercise call options or use a combination of put and call options to acquire Siemens shares, instead of directly repurchasing shares of stock of the Company. The repurchase of Siemens shares by using equity derivatives is intended to serve only as a supplement to conventional share buybacks, as is shown by the maximum limit of 5% of the capital stock. Thus, the authorization proposed under Agenda Item 9 does not result in overshooting the maximum limit (provided for in Agenda Item 8) of 10% of the capital stock existing at the date of the resolution for the repurchase of Siemens shares, but just opens up additional repurchase modalities for the repurchase within the existing acquisition framework.
The effective term of the options must be chosen so that the repurchase of the Siemens shares upon exercise of the options will take place no later than July 25, 2011. This is to ensure that the Company will not acquire any more Siemens shares after expiration, on July 25, 2011, of the authorization to repurchase Siemens shares under this authorization.
When selling put options, the buyer (or holder) of the put options is given the right to sell a predetermined number of Siemens shares to the Company at a price specified in the put option contract (“strike price”). In return, the Company receives an option premium which corresponds to the value of the disposal right taking into consideration, among other things, the strike price, the term of the option, and the volatility of Siemens stock. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. For the option holder, exercise of the put options makes economic sense only if the market price of Siemens stock, at the time of exercise, is lower than the strike price, because the option holder can then sell the Siemens shares to the Company at the higher strike price. From the Company’s perspective, the advantage of using put options in share buybacks is that the strike price is determined at the date of signing the option contract, while liquidity will not flow out until the date the options are exercised. If the option holder does not exercise the options because the stock price on the date of exercise exceeds the strike price, the Company, although unable to acquire any Siemens shares, still keeps the option premium received.
When purchasing call options, the Company acquires, against payment of a premium, the right to buy a predetermined number of Siemens shares at a predetermined exercise price (“strike price”) from the seller (or writer) of the option. For the Company, exercise of the call options makes economic sense if the market price of Siemens stock is higher than the strike price, because it can then buy the shares from the option writer at the lower strike price without placing undue burden on the Company’s liquidity, as the agreed acquisition price need not be paid until the call options are exercised. The purchase price to be paid by the Company for the Siemens shares is the strike price specified in the option contract.
The strike price may be higher or lower than the market price of Siemens stock at the time of signing the option contract, but may neither exceed the average closing price of Siemens stock in Xetra trading (or a comparable successor system) during the last three trading days prior to signing the option contract by more than 10% nor fall below that average closing price by more than 30% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid). The provision that the strike price may not fall below the stock market price by more than 30% is necessary in order to enable the Company in the context of today’s increasingly volatile market environment to also use options with medium- and long-term maturities when repurchasing Siemens shares. The call option premium paid by the Company may not be higher, and the put option premium received by the Company may not be lower, than the theoretical market price of the options computed in accordance with generally accepted actuarial methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price. The determination of both option premium and strike price in the manner described above and the commitment to satisfy the exercise of options by utilizing only Siemens shares that were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current market price of Siemens stock in Xetra trading (or a comparable successor system), is designed to rule out economic disadvantages for shareholders from such a buyback of Siemens shares. Since the Company receives or pays a fair market price, the shareholders not involved in the option transactions do not suffer any loss in value. This is comparable to the position of shareholders in the case of share buybacks over the stock exchange, where in fact not all shareholders are able to sell shares to the Company. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of repurchase. Therefore it is justifiable, also in accordance with the legal basis underlying § 186 (3), 4th sentence, of the German Stock Corporation Act (AktG), that shareholders shall have no right to conclude such option contracts with the Company. Furthermore, shareholders shall have no right to conclude option contracts if the Company has provided for preferential treatment of option contracts relating to a limited number of shares. Unlike an offer to purchase options made to all shareholders or received from all shareholders, the exclusion of subscription and tender rights enables the Company to sign option contracts at short notice.
If Siemens shares are repurchased using put options, call options, or a combination of put and call options, shareholders shall have a right to tender their Siemens shares only insofar as the Company is obligated to take delivery of such shares pursuant to the option terms and conditions. Otherwise the use of equity derivatives in share buybacks would not be possible, and the Company would not be able to reap the benefits associated therewith. Having carefully weighed the interests of shareholders and the Company, and given the advantages to the Company resulting from the use of put options, call options, or a combination of put and call options, the Managing Board considers the nongranting of, or the restriction on, the shareholders’ right to tender their shares to be justified.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.

Report of the Managing Board on Agenda Item 10
An adequate capital structure is an essential prerequisite for the future growth of the Company. By issuing convertible bonds and/or warrant bonds (hereinafter referred to as “bonds”), the Company is able to use attractive financing opportunities depending on the market situation for example in order to raise debt capital at favorable interest rates. The authorization to issue bonds adopted at the Annual Shareholders’ Meeting of January 27, 2009 had been drawn as a consequence of a series of first instance and higher court decisions that required the determination of a specific conversion or exercise price instead of specifying the principles for determining a minimum issue price, as had been common practice before. In the meantime, however, both the German Federal Court of Justice (BGH) and the German legislature have clarified the legal and regulatory aspects, thus providing companies with more legal security and freedom for structuring bond issues. To enable Siemens AG to benefit from this freedom, we propose that the authorization adopted at the Annual Shareholders’ Meeting on January 27, 2009 be canceled and replaced by a new authorization. Therefore, the Managing Board shall again be authorized to issue bonds and a corresponding Conditional Capital 2010 shall be created. At the same time, the Conditional Capital 2009 shall be cancelled as no convertible bonds and/or warrant bonds were issued under the authorization adopted at the Annual Shareholders’ Meeting on January 27, 2009 and the Conditional Capital 2009 will therefore not be used. It shall be replaced by the new Conditional Capital 2010 proposed herewith.
The authorization being sought under Agenda Item 10 is designed to enable the Company to issue bonds in a principal amount of up to €15 billion with conversion or option rights entitling the holders to subscribe to stock of Siemens AG, effected through the issuance of up to 200,000,000 new Siemens shares from the new Conditional Capital 2010 to be created, representing a pro rata amount of up to €600,000,000 of the capital stock. Full utilization of the proposed authorization would increase the Company’s current capital stock by approximately 21.88%. The authorization shall expire on January 25, 2015.
The Company, possibly through its consolidated subsidiaries, shall be entitled to access the German and/or international capital markets — depending on the market situation — to raise funds through issue of bonds in euros as well as in other legal currencies of OECD countries. The terms and conditions of the bonds shall also provide for the possibility of mandatory conversion, such as an obligation to exercise the conversion or option rights. In addition, the margin for structuring the bonds shall be further broadened by adding the possibility of issuing bonds against non-cash contributions. Furthermore, instead of issuing shares from the Conditional Capital 2010, the Company shall be authorized to settle the rights under the bonds using Siemens shares held in treasury, cash payment or transfer of other listed securities.
The pro rata amount of the capital stock represented by the shares to be subscribed to per partial bond must not exceed the nominal amount, or a predetermined issue price below the nominal amount, of each partial bond. The conversion and/or exercise price must not fall below a minimum issue price that is computed in accordance with detailed procedures. The point of departure for the computation is the stock exchange price of Siemens stock prevailing at the time of placement of the bonds. Without prejudice to § 9 (1) of the German Stock Corporation Act (AktG), the conversion or exercise price may be adjusted — while preserving the intrinsic value — by virtue of a dilution protection or adjustment clause subject to a more precise definition of the terms and conditions of the bonds, if the Company, for example, changes its capital structure during the effective period of the authorization (e.g. through a capital increase, a capital decrease or a stock split). Furthermore, dilution protection or other adjustments may be provided in connection with dividend payouts, the issue of additional convertible and/or warrant bonds and in the case of extraordinary events that may occur during the effective period of the authorization (e.g. control gained by third parties). Dilution protection or other adjustments may also be provided by granting subscription rights or by amending or introducing cash components.

As a matter of principle, shareholders shall have subscription rights with regard to this type of bond issue. In order to facilitate ease of handling, however, use may be made of the possibility of issuing the bonds to banks with the obligation that they must be offered to shareholders for purchase in accordance with their subscription rights. In certain cases, however, the Managing Board shall be authorized to exclude the subscription rights with the approval of the Supervisory Board.
Pursuant to § 221 (4), 2nd sentence, of the German Stock Corporation Act, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act apply mutatis mutandis to the exclusion of subscription rights when convertible bonds or warrant bonds are issued. On the basis of the explicit regulatory restriction that forms part of the authorization, the limit for the exclusion of subscription rights of 10% of the capital stock existing at the time of the exercise of the authorization is not exceeded, even in combination with other shares issued or sold by direct or mutatis mutandis application of this statutory regulation during the effective period of the authorization. This limit also includes shares of stock issued up to this point in time against non-cash contributions, under exclusion of shareholders’ subscription rights, on the basis of the Authorized Capital 2009 pursuant to § 4 (7) of the Articles of Association.
Placements that exclude shareholders’ subscription rights provide a platform for the Company to take advantage of favorable situations on the stock exchange at short notice and thus achieve a significantly higher inflow of funds than in the case of issues retaining subscription rights. If issues provide for the retention of subscription rights, uncertainty about the utilization of such rights would put a successful placement at risk or at least burden it with additional expenses. Favorable terms and conditions that reflect market trends cannot be achieved with long-term offerings. Otherwise a substantial markdown would be required in order to ensure the attractiveness of the terms and conditions and thus the success of the issue over the entire offering period.
To ensure that the interests of shareholders are maintained, the bonds are issued at a price that is not significantly lower than the theoretical market price computed in accordance with generally accepted actuarial methods. In determining the price and taking into account the then current capital market situation, the Managing Board will keep the markdown on the market price as small as possible, thus reducing the calculatory market value of a subscription right to near zero. As a result, existing shareholders will not suffer material economic disadvantage following the exclusion of their subscription rights. In addition, they have the opportunity to maintain their percentage equity ownership interests in the Company’s capital stock by purchasing the necessary shares on the stock exchange under essentially the same terms and conditions.
Bonds may also be issued against non-cash contributions, if this is in the interests of the Company. This opens up the possibility of using bonds as the acquisition currency in relevant situations, e.g. in connection with business combinations, the acquisition of companies and interests therein, or the acquisition of other assets. It is also possible that during the negotiations the need will arise to provide consideration in whole or in part not in cash but in another form. The possibility of offering bonds as consideration thus creates a competitive advantage for the Company when competing for attractive acquisition targets and provides the necessary freedom for acquisitions without sacrificing liquidity. This can also be an advantage when optimizing the Company’s financing structure. The Managing Board will carefully examine in each case whether to make use of the authorization to issue conversion bonds and/or warrant bonds against non-cash contributions under exclusion of subscription rights. It will only be done if the Managing Board is satisfied that doing so will be in the interests of the Company and all its shareholders.
The remaining proposed instances of exclusion of shareholders’ subscription rights are designed to facilitate the process of bond issue. The exclusion in the case of fractional amounts is a reasonable and market-conforming means for achieving a practical subscription ratio. The exclusion of shareholders’ subscription rights for the benefit of holders of outstanding bonds is in line with common market practice and has the advantage that the conversion or exercise price of the outstanding bonds, which are commonly equipped with an antidilution mechanism, does not have to be reduced. As a result, the attractiveness of a bond issue may be enhanced by placing the bonds in several tranches, thus raising a higher total inflow of funds. Therefore, the proposed exclusions of shareholders’ subscription rights are in the interests of the Company and its shareholders.
The Conditional Capital 2010 is required to service the conversion and/or option rights on Siemens shares attached to bonds, insofar as the bonds were issued against cash. Conversion and/or option rights under bonds issued against non-cash contributions may not be serviced from the conditional capital. For this purpose, the Company must either use Siemens shares held in treasury or effect a capital increase through non-cash contributions.
There are currently no concrete plans to make use of the authorization to issue convertible bonds and/or warrant bonds. The Managing Board will carefully consider on a case-by-case basis whether use of the authorization would be in the interests of the Company and its shareholders. The Managing Board will report to the Annual Shareholders’ Meeting on any use of the authorization.
Summary report of the Supervisory and Managing Board on Agenda Items 12 and 13
With the vote on the settlement agreements as per Agenda Items 12 and 13, Siemens AG intends to come to a substantial conclusion from a legal point of view regarding the acts of corruption revealed in 2006. Following agreements with the criminal prosecution and regulatory authorities in the United States and Germany reached already at the end of 2008, it is now envisaged to come to a settlement with regard to the responsibility of former members of the Managing and Supervisory Board and the respective obligations of the D&O Insurers.
The proposed settlement concept consists on the one hand of the Liability Settlements with nine of the altogether eleven former board members of the Company against whom the Company has asserted damage claims due to violations of their corporate responsibilities in connection with the acts of corruption (Agenda Item 12) and, on the other hand, of a Coverage Settlement with the D&O Insurers (Agenda Item 13).
Losses incurred by the Company due to the acts of corruption
Through an investigation by the public prosecutor’s office Munich I widespread acts of corruption within the Siemens Group became known in November 2006. According to the findings of the public prosecutor’s office, slush funds had been created in nearly all corporate divisions, especially by resorting to dummy companies and fictitious consulting agreements, and the funds thus generated were used for bribes paid to foreign officials and business partners.
In agreement with the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DoJ), the Supervisory and Managing Boards of Siemens AG retained the law firm Debevoise & Plimpton LLP to conduct a comprehensive investigation. According to the charges filed by the DoJ, Siemens has, since the listing on the New York Stock Exchange in 2001, “made payments totaling approximately $1,360,000,000 through various mechanisms” and an amount of US-Dollar 805 million thereof “was intended in whole or in part as corrupt payments to foreign officials”.

The quantifiable economic loss to Siemens AG amounts to approximately Euro 2.5 billion. It includes suspicious payments in the amount of approximately Euro 270 million from 2004 to 2006 (damage claims against former board members for earlier periods are time-barred). In addition, this amount comprises fines and forfeiture payments in the amount of altogether approximately Euro 1.2 billion imposed on the Company by the regional courts Munich I and Darmstadt, by the public prosecutor’s office Munich I as well as by the SEC and the DoJ. Even if the forfeited payments included therein, i.e. the estimated disgorged profits, are not accounted for as part of the losses to be compensated, damages of about Euro 325 million remain in this respect. Another source of damages consists in the costs of external consultants caused by the investigations in an amount of approximately Euro 857 million. Finally, tax losses to the extent of Euro 157 million were incurred for the years 2004 to 2006 since tax authorities treated a large part of Company expenses as not deductible due to the doubtful payments. Leaving the forfeiture payments aside, the loss to be compensated amounts to approximately Euro 1.6 billion.
Claims for damages against former board members
German law in the past considered bribes paid abroad as not criminal (and even tax deductible), even though this could constitute a violation of foreign laws. However, first in 1999 bribing foreign officials and later in 2002 also bribes paid to employees of foreign companies became subject to criminal sanctions. In addition, Siemens shares were listed on the New York Stock Exchange in 2001; as a consequence Siemens became subject to the U.S. Foreign Corrupt Practices Act which, among other provisions, calls for the implementation of a system of internal controls that guards against bribery outside and within the United States. The Managing Board of Siemens AG reacted to this changed legal situation by introducing a compliance program in connection with the U.S. listing in 2001. This was however not implemented or monitored consistently in keeping with its goal. Efforts initiated to reorganize the compliance program were inadequate with the result that substantial structural deficiencies remained until the end of 2006. Even more important was that the members of the Corporate Executive Committee failed to institute the required efficient control of the operating divisions as well as the required sanctioning of each violation.
As of mid-2003, there were growing indications of virulent bribery practices in the Siemens group which in the course of 2004 became plainly apparent to all members of the Corporate Executive Committee and called for its decisive response. In fact, however, reactions to specific warning signals were either entirely lacking or inadequate. There were even events which had become known to members of the Managing Board that were presented to the Audit Committee of the Supervisory Board either in a misleading manner or in part even falsely.
On April 29, 2008 the Supervisory Board retained external legal advisors to evaluate possible damage claims by Siemens AG against members of the Managing Board due to breaches of duty in connection with the acts of corruption. The legal advisers came to the conclusion that the organization of the compliance system of the Siemens Group was deficient and that the supervision of compliance rules was inadequate. Accordingly, the advisors reached the conclusion that the former members of the Corporate Executive Committee Prof. Johannes Feldmayer, Dr. Thomas Ganswindt, Dr. Klaus Kleinfeld, Prof. Dr. Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubuerger, Prof. Dr. Heinrich v. Pierer, Dr. Jürgen Radomski, Dr. Uriel Sharef and Prof. Dr. Klaus Wucherer had violated their duties, so that they were obligated to compensate the Company for the resulting damage.
On August 8, 2008 the Managing Board commissioned the evaluation of possible claims against members of the Supervisory Board by external legal advisors. The advisors came to the conclusion that Dr. Karl-Hermann Baumann and Prof. Dr. Heinrich v. Pierer can be accused of violations of duty in their capacity as members of the Supervisory Board in connection with the acts of corruption, but not the other members of the Supervisory Board and its Audit Committee.
On this basis the Managing Board and the Supervisory Board arrived at the conclusion that claims for damages exist against the named former board members. The Supervisory Board and the Managing Board are therefore obligated to assert such damage claims.
The Supervisory Board had informed the affected former members of the Managing Board accordingly in a letter dated July 29, 2008 and gave them the opportunity to state their position. Similarly the Managing Board, once the findings of the external review had become available, gave Dr. Baumann and Prof. Dr. v. Pierer the opportunity to state their position by letter dated October 7, 2008.
The affected parties objected to the allegations. They claim that based on the information accessible to them in each case they could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that they had no reason to adopt supplemental measures.
Special case: Damages incurred by the Company in connection with its support of AUB
Based on the results of an investigation by the public prosecutor in Nuremberg-Fuerth in 2007 another set of losses, independent of the acts of corruption, became known. The losses were incurred by Siemens AG due to the financial support of the Arbeitsgemeinschaft unabhängiger Betriebsangehöriger (AUB). Between 1990 and 2005, Siemens AG made an aggregate amount of approximately Euro 50 million directly and indirectly available to a former employee, Mr. Wilhelm Schelsky, which he used for developing the AUB, but also to support private sport sponsorship, for other Schelsky enterprises and other purely private purposes. The AUB support was intended to establish a counterweight to the IG Metall union with regard to employee participation committees and corporate co-determination of Siemens AG.
Prof. Feldmayer was involved in these activities during the years 2001 to 2005. In this respect, he was tried before the regional court Nuremberg-Fürth (File No.: 5 Kls 501 Js 1777/08) and convicted at the end of 2008 for breach of trust and tax evasion. In the opinion of the Company Prof. Feldmayer is liable for damages resulting from these activities in the amount of approximately Euro 23.6 million. The Company asserted its claim in a letter dated July 29, 2008.
In addition there are indications that Dr. Günter Wilhelm, a former member of the Corporate Executive Committee of the Managing Board, was involved in the financial support of AUB. At the present time an investigation is still being conducted by the public prosecutor in this regard. In a letter dated July 29, 2008 the Company also asserted a claim for damages against Dr. Wilhelm. In response Dr. Wilhelm stated his position and disputed the facts as put forth by the Company. Since further clarification of the facts by the Company is not possible, the Company will await the final results of the ongoing public prosecutor’s investigation against Dr. Wilhelm before taking further steps. Dr. Wilhelm has waived the statute of limitations until June 30, 2010.
In this connection, two other former members of the Managing Board and/or the Supervisory Board, Dr. Karl-Hermann Baumann and Heinz-Joachim Neubürger, are still being investigated by the public prosecutor. In the opinion of the Company the current findings are not sufficient to assert a claim for damages. In the settlement agreement with Dr. Baumann the Company has reserved the right to take action in case an order for summary punishment is issued against him or formal charges are pressed in connection with the AUB events. With regard to possible violations of duty by Mr. Neubürger, the Company will await the results of the investigation.

Liability settlements with former board members
The Company is entitled to damage claims against former board members in connection with the acts of corruption — and also against Prof. Feldmayer in connection with the AUB matter — which by far exceed their financial means and, if successful, would wipe out the economic existence of the affected individuals. Especially considering the undisputed merits of the former board members, the Supervisory and Managing Board would consider such actions inadequate. Moreover, they believe that it is in the interest of the Company to avoid long judicial disputes with the former board members. They have therefore offered all affected persons, subject to the approval by the Shareholders’ Meeting, to settle with the Company regarding the claims for damages against payment of certain amounts.
The settlement amounts were differentiated as follows:
With regard to acts of corruption one group of former members of the Managing Board possessed only information available to all members of the Corporate Executive Committee through reports and discussions in the Corporate Executive Committee and on the basis of which the accusations of violations of organizational and supervisory duties have arisen. This group includes Prof. Feldmayer, Dr. Kleinfeld, Prof. Dr. Krubasik, Mr. Lamprecht and Prof. Dr. Wucherer. With respect to these former members of the Managing Board, there is no indication that in addition to the above they had specific supplemental information about the acts of corruption, let alone that they were actively involved in these.
By contrast, there are indications of substantial special knowledge about the corruption practices in the Group that were ongoing until November 2006 among the second group of former members of the Managing Board. This concerns Dr. Ganswindt, Mr. Neubürger, Prof. Dr. v. Pierer, Dr. Radomski and Dr. Sharef.
As a starting point, an amount of Euro 0.5 million was proposed as compensation to be paid by each member of the first group. Due to his increased monitoring obligation as president of the Managing Board, this amount was increased to Euro 2 million for Dr. Kleinfeld.
The settlement amounts for the members of the second group are based on a basic amount of Euro 4 million each. This amount was modified as follows:
The classification of Dr. Radomski with an amount of Euro 3 million is due to the fact that, while he is part of the group being charged at the higher level since he possessed special knowledge, the allegations are less pronounced than in the case of other individuals in this group. That is evident insofar as the public prosecutor is charging Dr. Radomski with only a misdemeanour while pursuing criminal charges against Dr. Ganswindt, Mr. Neubürger and Dr. Sharef.
The same that applies to Dr. Radomski in principle also applies to Prof. Dr. v. Pierer. The settlement amount of Euro 5 million proposed for him is justified on the grounds of his increased monitoring obligation due as long-term president of the Managing Board and his subsequent service as chairman of the Supervisory Board.
The lower settlement amount for Dr. Ganswindt is attributable to the fact that due to his financial circumstances, in particular his relatively short service on the Managing Board, he would not be able to raise the amount of Euro 4 million. The Supervisory Board proposed an amount of Euro 1 million to Dr. Ganswindt which was not accepted by him.
In the case of Prof. Feldmayer, as explained above, in addition to a damage claim in connection with acts of corruption, there exists a further damage claim in the amount of approximately Euro 23.6 million due to the financial support of AUB. Under the terms of the settlement with Prof. Feldmayer, the claim arising out of the AUB complex is also to be settled. In contrast to the allegations of violations of organizational and supervisory duties in connection with the acts of corruption, the AUB complex is a matter of proven, deliberate violation of duties. The assessment of the settlement amount took into account Prof. Feldmayer’s financial limitations. By agreeing to a waiver of claims against the Company valued at approximately Euro 3 million, Prof. Feldmayer makes a large part of his assets available.
In addition to the abovementioned former members of the Managing Board, Dr. Karl-Hermann Baumann and Prof. Dr. Heinrich v. Pierer, in their capacity as former chairmen of the Supervisory Board, are charged to have violated their supervisory duties in connection with the acts of corruption. The settlement amount of Euro 5 million agreed with Prof. Dr. v. Pierer is to cover his service as president of the Managing Board as well as his service as chairman of the Supervisory Board. The Managing Board agreed to a settlement amount of Euro 1 million with Dr. Baumann. This accounts for the fact that while there are indications that Dr. Baumann possessed special knowledge about ongoing acts of corruption in the group, he was only a member and chairman of the Supervisory Board and its Audit Committee until January 27, 2005. In addition, the responsibility of a member of the Supervisory Board, due to the Supervisory Board’s mere control function, is rated lower than that of the members of the Corporate Executive Committee which are primarily responsible for Compliance.
Overall, the deliberations set out above lead to the following tiers of settlement amounts:

Name	Settlement Amount (Euro)
Dr. Karl-Hermann Baumann	1,000,000
Prof. Johannes Feldmayer	approx. 3,000,000
Dr. Thomas Ganswindt	1,000,000
Dr. Klaus Kleinfeld	2,000,000
Prof. Dr. Edward G. Krubasik	500,000
Rudi Lamprecht	500,000
Heinz-Joachim Neubürger	4,000,000
Prof. Dr. Heinrich v. Pierer	5,000,000
Dr. Jürgen Radomski	3,000,000
Dr. Uriel Sharef	4,000,000
Prof. Dr. Klaus Wucherer	500,000
Most of the former board members — namely Dr. Baumann, Prof. Feldmayer, Dr. Kleinfeld, Prof. Dr. Krubasik, Mr. Lamprecht, Prof. Dr. v. Pierer, Dr. Radomski, Dr. Sharef and Prof. Dr. Wucherer — have accepted these settlement amounts and agreed with the Company on the Liability Settlements as submitted for approval by the Shareholders’ Meeting.
However, it was not possible to achieve agreement on a settlement regarding the Company’s damage claims with Dr. Ganswindt and Mr. Neubürger. Therefore, the Supervisory Board decided on December 2, 2009 to initiate court proceedings to enforce the claims for damages against Dr. Ganswindt and Mr. Neubürger. The complaint, whose amount will be geared not to the proposed settlement amounts, but to the financial capability of the affected persons, is currently being prepared.
In the Liability Settlements, the Company has agreed to indemnify the former board members who agreed to the settlement against any claims for compensation by other board members or by employees of the Company or companies affiliated with the Company. It further agreed to indemnify the former board members against any claims by shareholders, companies affiliated with the Company, customers or competitors of Siemens in connection with the acts of corruption. These indemnities are required to ensure that the amount to be paid personally by the former board members will remain restricted to the amount of the settlement. In addition, the Company will indemnify against possible claims by the D&O Insurers on account of violations of responsibilities due to the negotiation or conclusion of the liability settlements. If the Annual Shareholders’ Meeting approves the Coverage Settlement, such claims do not come into consideration. Furthermore, the Company is obligated — with the reservation of the right to reclaim in the event of a non-appealable court ruling establishing a negligent or intentional violation of duties — to reimburse the former board members which agree to a settlement for further defence costs to the extent such costs exceed the amount of Euro 10 million set aside by the D&O Insurers for this purpose.
Directors’ liability insurance (D&O Insurance)
Members of the Managing and Supervisory Board of Siemens AG belong to the group of insured persons covered by the D&O policy taken out by the Company as the insured party with an aggregate insured amount of Euro 250 million. In connection with allegations of acts of corruption, all affected former board members currently receive preliminary insurance protection to cover their defence costs. However, the insurers have disputed their obligation to cover the damage incurred by Siemens AG and claimed exemptions based on policy clauses and asserted rights that, if exercised, would lead to the retroactive rescission of the D&O Insurance. They have also reserved the right to a comprehensive investigation as to which extent the former Board members are liable for damages.
The settlement with the D&O Insurers (Coverage Settlement) provides that the D&O Insurers provide coverage of up to Euro 100 million to compensate for losses resulting from and in connection with the acts of corruption while at the same time abrogating the insurance policies. Upon effectiveness of the settlement, the D&O Insurers will pay Euro 90 million minus defence costs paid out until that time (currently about Euro 5.5 million) to Siemens AG. Additionally, under the Coverage Settlement, an amount of Euro 10 million is held available for further defence costs. If this amount is not fully exhausted, half of the remaining amount shall accrue to Siemens AG and half to the D&O Insurers.
Although the D&O Insurers only pay a part of the maximum insurance coverage, Siemens AG agreed to put former board members in a position as if the insurers had paid out Euro 250 million to Siemens AG as compensation for its claims, unless the former board members wilfully or knowingly violated their duties.
The Supervisory Board and Managing Board are convinced that the conclusion of the Coverage Settlement is in the interest of the Company because, aside from the expenses and the burden incurred in connection with court litigation, there are considerable litigation risks. These risks of litigation arise in particular from the uncertainty whether certain exemptions in the insurance policies are applicable and their prerequisites have been fulfilled. It cannot be excluded that in the event of a dispute courts would not award claims under the D&O Insurance at all or at least not in the amount of the settlements now agreed upon. Besides, the enforcement of coverage claims in court against the D&O Insurers would be considerably encumbered insofar as in a first step the liability of former board members would have to be established in a court action. Under certain conditions that would imply the need to sue even those former board members for damages who reached a settlement with Siemens AG in order to establish their liability as a prerequisite for the insurers’ obligation to provide coverage.
Michael Diekmann, the chairman of the Managing Board of Allianz SE, is a member of the Supervisory Board of Siemens AG. Allianz SE is the parent company of Allianz Global Corporate & Specialty AG, which in turn is a member of the consortium of D&O Insurers. Mr. Diekmann did not participate in the consultations and decisions pertaining to the Coverage Settlement.

Legal framework for the Liability Settlements and Coverage Settlement
In accordance with § 93 (4) sentence 3 German Stock Corporation Act (AktG), the Company can only waive or settle claims against (former) members of the Managing Board if three years have passed since the claim came into existence, the Shareholders’ Meeting approves the decision and unless a minority representing at least 10% of the capital stock files a written objection. The same applies in relation to compensation claims against (former) members of the Supervisory Board (§§ 93 (4) sentence 3, 116 sentence 1 German Stock Corporation Act).
These legal restrictions extend not only to the Liability Settlements with former board members, but also to the Coverage Settlement with the D&O Insurers. This already results from the fact that the Coverage Settlement includes the obligation of Siemens AG to put those former Board members with whom a settlement regarding the Company’s claims for damages is not reached in a position as if the insurers had paid the entire insurance sum of Euro 250 million for the compensation of damage claims arising in connection with the acts of corruption.
The three-year period since the claims resulting from violations of organizational and supervisory duties in connection with acts of corruption came into existence expired at the latest on November 16, 2009. The period began at the latest with the comprehensive search of the corporate offices of Siemens AG on November 15, 2006. Thereafter, Managing and Supervisory Board initiated comprehensive internal investigations as well as a substantive revision of the compliance system. There are no indications of organizational and supervisory duties being violated after this time. All Liability Settlements and the Coverage Settlement were entered into after November 16, 2009 and therefore after the expiration of the three-year period in accordance with § 93 (4) sentence 3 of the German Stock Corporation Act (AktG).
Thus, the settlements will become effective if the Shareholders’ Meeting approves them unless a minority representing at least 10% of the capital stock files a written objection. The approving resolution of the Annual Shareholders’ Meeting requires a simple majority of votes cast. Each individual Liability Settlement and the Coverage Settlement shall become effective once approval has been granted and no objection of a minority representing at least 10% of the capital stock has been filed, irrespective of whether the prerequisites for the effectiveness of the other settlement agreements will be fulfilled as well.
Summary of recommendations
The Managing Board and the Supervisory Board are convinced that the proposed settlements of damage claims are preferable to enforcement in court. In the event of a judicial enforcement of the claims for damages, years of legal disputes would have to be expected which would be fraught with substantial legal risks regarding the claims against the D&O Insurers. A successful outcome of the claims against the former board members would destroy their economic existence without regard to the merits that they have earned in many years of service some of them performed for Siemens AG. The topic of acts of corruption would live on for an undetermined period of time in the perception of employees and the public. And, finally, these disputes would not only lead to substantial expenses and efforts on the part of the Company, but could be expected to devour a substantial part of the assets available for the compensation of losses (insurance payments and private assets) so that even after a successful conclusion of these legal disputes it would still be uncertain to what extent compensation payments by former board members could be actually realised. Overall, in the opinion of the Supervisory Board and the Managing Board the interest of the Company would be best served by largely concluding the legal aspects and investigations of the acts of corruption by means of the settlements put to the vote as Agenda Items 12 and 13. The Supervisory and Managing Boards therefore propose to the Annual Shareholders’ Meeting to approve the Liability Settlements and the Coverage Settlement.

Prerequisites for attending the Annual Shareholders’ Meeting and for exercising the voting rights
Notification of attendance
Only those shareholders are entitled to attend and vote at the Annual Shareholders’ Meeting whose shares are registered in their name in the Company’s stock register and who have submitted timely notice to attend the Annual Shareholders’ Meeting. The notification of attendance has to be received by the Company no later than Tuesday, January 19, 2010. At the time of giving notice of the Annual Shareholders’ Meeting, the Company’s common stock amounts to 914,203,421 no par value shares entitled to participate and vote. Of these, 46,952,967 shares are held as treasury stock from which the Company can derive no rights.
Shareholders who are registered in the stock register may submit their notification of attendance in text form in the German or English language to Siemens AG at the following address:
Siemens Hauptversammlung 2010
81052 Munich, Germany
Telefax: +49 89 636 700776
E-mail: ihv@siemens.com
or by using the password-protected Internet Service for the Annual Shareholders’ Meeting at
http://www.siemens.com/agm
Shareholders can obtain online access by entering their Shareholder Control Number and the related Personal Identification Number (PIN), both of which are contained in the materials sent to shareholders together with the Notice of Shareholders’ Meeting. Instead of the PIN, shareholders registered for electronic delivery of shareholder meeting materials must use the Access Password selected by them upon registration. Further notes on the attendance notification procedure are also provided on the attendance notification and proxy form sent to the shareholders and at the above Internet website.
If a shareholder’s stock is held of record by a bank (commonly referred to as nominee or “street name” registration), the bank is not entitled to vote such shares not owned by it unless it has the shareholder’s authority.
Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan, Attention Ms. Victoria Ambriano, 500 Stanton Christiana Road, 3rd floor, OPS4, Mail Code DE3-5080 Newark, DE 19713, USA.
Please note that, due to the historically high number of attendance notifications received for our Annual Shareholders’ Meeting, it is necessary to limit the number of admission tickets issued and sent to shareholders to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting and without wishing to restrict your right to attend, you are requested to notify your attendance as early as possible and only if you seriously intend to attend the Annual Shareholders’ Meeting.
Shareholders of record or their duly appointed proxies entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Free disposability of stock
A shareholder’s notice to attend the Annual Shareholders’ Meeting will not entail share blocking, i.e. even after having registered for attendance shareholders remain free to dispose of their shares. The right to vote is based on the number of shares evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This number will correspond to the number of shares registered at the closing date of the notification period, since applications for registration in the Company’s stock register received from January 20, 2010 through January 26, 2010 will be processed only with effect from January 27, 2010.
Proxy voting procedure
Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a bank or a shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder of record. The proxy authorization must be provided in text form at the above address or via the Internet Service mentioned above. The same applies to evidence of proxy authorization vis-à-vis the Company and any revocation of the proxy authorization. Both grant and evidence of proxy authorization may be given by using the attendance notification and proxy form sent to you. The provisions of § 20 of the Articles of Association — according to which authorizations must be submitted in writing if the Company has not specified some means of electronic communication and the proxy is neither an underwriting bank nor an association of shareholders — does not apply because § 134 (3) of the German Stock Corporation Act (AktG) as amended by the German Act Implementing the Shareholders’ Rights Directive (ARUG) requires only the text form instead of the written form. With regard to banks, shareholders’ associations and persons or legal entities treated as equivalent pursuant to § 135 (8) of the German Stock Corporation Act, which professionally offer shareholders their services in exercising voting rights at the Annual Shareholders’ Meeting, the Articles of Association do not contain any content requirements. These entities may stipulate different requirements with regard to their own appointment as proxies.
As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authorization may be given at the above Internet website or by returning the forms mailed to each shareholder. Please note that the proxy representatives can only vote your shares on Agenda items on which you have given voting instructions, and that they may not accept instructions on proposals of procedure prior to or during the Annual Shareholders’ Meeting.
Further notes regarding the proxy voting procedure are also provided on the attendance notification and proxy forms sent out to shareholders and at the above Internet website.
After having registered for attendance, you may use our Internet Service for the Annual Shareholders’ Meeting to change your admission ticket order, proxy authorization and voting instructions until the end of the general debate on the day of the Annual Shareholders’ Meeting. When using the Shareholder Meeting Internet Service, please note that you can neither vote on possible counterproposals or election nominations or other proposals not brought forward prior to the Annual Shareholders’ Meeting nor give voting instructions with regard to such proposals. Likewise, no requests to speak or questions from shareholders can be accepted via the Shareholder Meeting Internet Service.

Inquiries, proposals, election nominations and information requests
(Information on shareholders rights pursuant to § 122 (2), § 126 (1), § 127 and §131 (1) of the German Stock Corporation Act (AktG))
Requests to amend the Agenda pursuant to § 122 (2) of the German Stock Corporation Act
Shareholders jointly representing at least one-twentieth of the capital stock or a proportionate ownership of at least €500,000 (equivalent to 166,667 shares of stock) may request that items be placed on the agenda and be disclosed. Each request must be submitted in writing and be accompanied by supporting information or a formal resolution proposal, to be received by the Company no later than midnight (CET) on December 26, 2009. Please use the following address to submit your requests:
Managing Board of Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany.
Unless made public at the time of the Notice of Shareholders’ Meeting, requests for agenda amendments that are required to be disclosed are published immediately upon receipt in the German Electronic Federal Gazette (elektronischer Bundesanzeiger) and submitted to those media for publication which may be presumed to distribute the information throughout the European Union. In addition, such requests are disclosed on the Internet at http:/www.siemens.com/agm and communicated to the shareholders.
Counterproposals and election nominations pursuant to § 126 (1) and § 127 of the German Stock Corporation Act
In addition, shareholders may submit to the Company counterproposals to Managing and/or Supervisory Board proposals relating to certain agenda items and make election nominations. All counterproposals must be accompanied by supporting information. Counterproposals, election nominations and other inquiries by shareholders concerning the Annual Shareholders’ Meeting must be sent to the address below:
Siemens Aktiengesellschaft
Corporate Finance
Investor Relations (CF IR)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)
or e-mailed to:
hv2010@siemens.com
Counterproposals and election nominations by shareholders to be made available, including the shareholders’ names and any supporting information to be made available, will be posted on the Internet at http://www.siemens.com/agm upon their receipt. All counterproposals and election nominations relating to items on the present Agenda that are received at the above-mentioned address by midnight (CET) on January 11, 2010, will be considered. Management’s discussion, if any, on the counterproposals and election nominations will also be available at the above Internet website.

Right to obtain information pursuant to § 131 (1) of the German Stock Corporation Act
Every shareholder or shareholder representative present at the Annual Shareholders’ Meeting may request from the Managing Board information on matters concerning the Company, the legal and business relationships between the Company and its affiliated enterprises, and the position of the Group and the Company’s consolidated subsidiaries, to the extent that it serves to help make an informed judgment about the agenda item under discussion.
Additional explanations
Additional explanations regarding shareholder rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) of the German Stock Corporation Act can be found on the Company’s website at http://www.siemens.com/agm.
Live transmission of the Annual Shareholders’ Meeting
As determined by the chairman of the meeting, the entire Annual Shareholders’ Meeting on January 26, 2010 will be webcast live for shareholders over the Internet starting at 10:00 a.m. (CET) (go to http:/www.siemens.com/agm). As a shareholder of record you will be able to obtain online access by entering your Shareholder Control Number and the related Personal Identification Number (PIN) specified in the materials sent to you. Instead of their PIN, shareholders registered for electronic delivery of shareholder materials must use the Access Password selected by them upon registration.
In addition, the speeches of the Supervisory Board Chairman and of the President and CEO may be followed by other interested parties live over the Internet and will be available as a replay after the Annual Shareholders’ Meeting. No recording of the entire live transmission will be made.
The present Notice of Annual Shareholders’ Meeting, together with the information and explanations required by law is also available on the Company’s website at http:/www.siemens.com/agm.
The voting results will be posted at the same website after the Annual Shareholders’ Meeting.
The Notice of Annual Shareholders’ Meeting has been published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger) of December 8, 2009 and has been submitted to those media for publication which may be presumed to distribute the information throughout the European Union.
By order of the Managing Board
Siemens Aktiengesellschaft

Annexes to Agenda Items 12 and 13
Annex 1 — Settlement with Dr. Karl-Hermann Baumann
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Managing Board
- hereafter also named the “Company” -
and
Dr. Karl-Hermann Baumann
I.
Preamble
1.
Dr. Baumann was named deputy member of the Managing Board of the Company on 30 June 1987 and a regular member on 15 November 1988 and was head of the Central Finance Division (later Central Finance Department) and member of the Executive Committee (later Corporate Executive Committee of the Managing Board) from 19 February 1988 to 19 February 1998. Following his Managing Board service Dr. Baumann was a member and chairman of the Supervisory Board until 27 January 2005 as well as a member and chairman of the Audit Committee.

2.	In November 2006 widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that Dr. Baumann, in his capacity as Supervisory Board chairman and as chairman of the Audit Committee violated his supervisory duties in connection with acts of corruption which caused major damage to the Company and may continue to do so. Acting through its attorneys the Company informed Dr. Baumann in letters dated 07 October 2008 and 27 August 2009 about its legal position in order to give him the opportunity to state his position and reply to the allegations.

In response, the attorneys of Dr. Baumann stated his position in letters of 27 February 2009, 17 March 2009 and 06 October 2009, namely that Dr. Baumann is of the opinion that he conducted himself in line with his duties. He emphasizes especially that based on the information accessible to him in each case he could consider the established compliance organization and supervision of adherence to regulations on compliance and proper payment transactions as adequate and that there was no reason to adopt supplemental measures.

3.
Any responsibility of Dr. Baumann in connection with payments to Mr. Wilhelm Schelsky and to his companies which, among others, were used to provide illegal financial support to AUB, the independent labour representation (“AUB Complex”) could not be determined to date. The investigations by the public prosecutor against Dr. Baumann in this respect have not yet been concluded.

4.	Members of the Supervisory Board of the Company belong — like members of the Managing Board — to the insured group of persons covered by the Company’s directors’ liability insurance with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance, which provides that in order to settle the losses arising from and in connection with the circumstances described in paragraph 2 of the Preamble the D&O Insurers would pay up to EUR 100m (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company. Once the Coverage Settlement becomes effective claims under the D&O Insurance will exist only subject to the Coverage Settlement.

5.
Even though the D&O Insurers only pay a portion of the insurance sum, the Company has agreed to put the former board members in the position as if the insurers had paid Siemens EUR 250m to satisfy claims for damages. However, in the opinion of the Company the losses to be compensated exceed the insured amount of EUR 250m by far. Therefore, the Company continues to assert damage claims against the former board members even after the D&O Insurance coverage has been exhausted.

6.
In the interest of both parties, the Company and Dr. Baumann want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the Supervisory Board member
(1)
Dr. Baumann agrees to compensate the Company in accordance with paragraph 2 to 6. He assumes this payment obligation without recognition of a legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Dr. Baumann.

(2)
The amount of the compensation payment shall be EUR 1,000,000.00 (in words: one million euros). It is being owed regardless of the amount rendered by other former board members and payments made by the D&O Insurers.

(3)
The payment is due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. The interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Dr. Baumann the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Dr. Baumann has against the Company. If and to the extent Dr. Baumann chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose pension claims are assessed at the capital value determined by the Company

(cash value in accordance with HGB), and claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their actual value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right the actual value will also be determined without interest premium.

(5)
Once Dr. Baumann has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Dr. Baumann — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper money transactions, shall be paid and settled; claims under paragraph 6 remain unaffected.

(6)
In connection with the AUB Complex the Company reserves the right to assert claims for damages in the event that Dr. Baumann is given an order for punishment or is being indicted in connection with the AUB Complex.

§ 2
Benefits paid by the D&O Insurers
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the D&O Insurers will continue to assume defence costs of Dr. Baumann subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Dr. Baumann violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties following the effectiveness of the Coverage Settlement, Dr. Baumann shall also continue to receive insurance protection from the insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Dr. Baumann harmless from any costs beyond the above incurred for the defence against claims by third parties; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Dr. Baumann has violated his duties negligently or intentionally with regard to the asserted claim by third parties.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Dr. Baumann as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. The Company will indemnify Dr. Baumann against the costs arising in connection with the liability suit. In economic terms the payment to be made personally by Dr. Baumann remains in any case restricted to the amount specified in § 1 paragraph 2. In particular, the Company will neither execute a judgment in the liability suit with regard to principal claim, interest or costs, nor will it offset such claim against claims of Dr. Baumann against the Company or exercise a right of retention against such claims.
§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Dr. Baumann against
(a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Dr. Baumann arising from or in connection with acts of corruption within the Siemens Group,

(b)	possible claims filed in Germany or abroad by stockholders against Dr. Baumann arising from or in connection with acts of corruption within the Siemens Group,

(c)
possible claims against Dr. Baumann filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

(d)	possible claims by the D&O Insurers against Dr. Baumann on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Dr. Baumann agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Dr. Baumann agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled and, to the extent legally permissible, also obligated to resort to all legal measures in its own name or that of Dr. Baumann in order to defend against such claims or to settle them by other means. Dr. Baumann shall support the Company in defending or settling the matter.

(3)
Dr. Baumann agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Dr. Baumann against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Dr. Baumann in accordance with § 1. Dr. Baumann’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Managing Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Dr. Baumann, as a precaution, herewith waives all other potential claims against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Dr. Baumann shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§§ 116 sentence 1, 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 2 — Settlement with Prof. Johannes Feldmayer
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Prof. Johannes Feldmayer

Preamble
1.
Prof. Feldmayer was a member of the Managing Board of the Company from 1 May 2003 to 30 September 2007 and a member of the Corporate Executive Committee of the Managing Board from 1 August 2003 to 30 September 2007. In his function as a member of the Managing Board he was responsible for the Logistics and Automation, Building Technologies, IT Solutions and IT Services divisions as well as for Purchasing and Shared Services and the Germany and Europe regional company.

2.
The Independent Labour Representation (“Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger — AUB — die Unabhängigen e.V.”) (“AUB”) had been supported by the Company since approximately 1990 in the form of financial subsidies to its chairman Wilhelm Schelsky. Under a framework agreement of 22 January 2001, signed by Prof. Feldmayer, the Company paid a total of EUR 35.148m (gross) until the end of 2006 to Mr. Schelsky (who did business under the name W.E.F.S. Unternehmensberatung und Mitarbeiterschulung. On account of these circumstances Prof. Feldmayer was given a suspended sentence by a non-appealable decision of the regional court Nuremberg-Fürth of 2 February 2009 for fraudulent breach of trust and tax evasion.

The Company accuses Prof. Feldmayer of having harmed the Company by signing the framework agreement and ordering payments and of having breached his duties as a member of the Board of Management. Therefore, by letter of the chairman of the Supervisory Board of 29 July 2008 the Company announced its decision to assert damages against Prof. Feldmayer.

Prof. Feldmayer rejects these allegations and believes in particular that at the most he could be accused of a negligent lack of control of the use of the funds by Mr. Schelsky. He further believes that viewed from a purely economic point of view, the Company was not harmed because the Company had economically substantially profited from AUB’s activities.

3.	In November 2006 widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted damage claims against Prof. Feldmayer.

Prof. Feldmayer is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case, he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

4.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich

Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval by the annual meeting of the Company.

5.
Even though the D&O Insurers only pay a portion of the insurance sum, the Company has agreed to put the former board members in the position as if the insurers had paid Siemens EUR 250m to satisfy claims for damages, unless the former board members violated their duties deliberately or knowingly. However, in the opinion of the Company, the losses to be compensated exceed the insured amount of EUR 250m by far. Therefore, the Company continues to assert damage claims against the former board members even after the D&O Insurance coverage has been exhausted.

6.
In the interest of both parties, the Company and Prof. Feldmayer want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Prof. Feldmayer agrees to compensate the Company by waiving claims against the Company, subject to paragraph 2 to 5. Prof. Feldmayer assumes this obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Prof. Feldmayer.

(2)	Prof. Feldmayer herewith irrevocably and completely waives the following claims against the Company (in each case including any claims for payment of interest):
a)	all claims under Siemens stock awards as long-term bonus,

b)	all claims under Siemens stock awards in accordance with the Siemens stock awards guidelines,

c)	all claims under Siemens stock options,

d)	deferred compensation claims in the amount of EUR 700,000.
The Company hereby accepts the waiver. The claims specified in paragraph 5, sentence 1 remain unaffected.

(3)	The compensation shall be owed by Prof. Feldmayer individually and regardless of the amounts rendered by other former members of the Board of Management and payments made by the D&O Insurers.

(4)
Upon the complete compensation made by Prof. Feldmayer — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — all current and future, known or unknown claims of the Company against Prof. Feldmayer beyond the above

a)
resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, and

b)
resulting from or in connection with payments by the Company or a company affiliated with the Company to Mr. Wilhelm Schelsky and his wife, AUB and its employees, W.E.F.S. Unternehmensberatung und Mitarbeiterschulung or to another company of Mr. Schelsky or a party affiliated with him, and all other claims between the parties with regard to the AUB Complex shall be paid and settled.

(5)	Conversely, Prof. Feldmayer, once the waiver set forth in paragraph 1 has taken effect, shall have only the claims and/or vested rights against the Company under
a)	deferred compensation, to the extent it exceeds EUR 700,000,

b)	the individual pension commitment of the Company, and

c)	the defined contribution-based Siemens old-age benefit plan (BSAV).
All other claims against the Company shall be considered paid and settled.
§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Prof. Feldmayer subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Prof. Feldmayer violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties following the effectiveness of the Coverage Settlement, Prof. Feldmayer shall also continue to receive insurance protection from the insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Prof. Feldmayer harmless from any costs beyond the above incurred for the defence against claims by third parties in connection with the acts of corruption; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Prof. Feldmayer has violated his duties negligently or intentionally with regard to the asserted third party claim.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Prof. Feldmayer as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms the payment to be made personally by Prof. Feldmayer remains in any case restricted to the waiver specified in § 1 paragraph 2. The Company will neither offset a claim determined in a liability suit against claims of Prof. Feldmayer against the Company nor will it exercise a right of retention against such claims. The Company shall indemnify Prof. Feldmayer against any costs incurred in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Prof. Feldmayer against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Prof. Feldmayer arising from or in connection with acts of corruption within the Siemens Group and/or the AUB Complex,

b)	possible claims filed in Germany or abroad by stockholders of the Company against Prof. Feldmayer arising from or in connection with acts of corruption within the Siemens Group and/or the AUB Complex,

c)
possible claims against Prof. Feldmayer filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group and/or the AUB Complex, and

d)	possible claims by the D&O Insurers against Prof. Feldmayer on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Prof. Feldmayer agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Prof. Feldmayer agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Prof. Feldmayer and in maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Prof. Feldmayer shall support the Company in defending or settling the matter.

(3)
Prof. Feldmayer agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group and/or the AUB Complex only with the approval of the Company.

(4)
Unless otherwise agreed herein, Prof. Feldmayer, as a precaution, herewith waives all potential claims against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group and/or the AUB Complex. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Prof. Feldmayer shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 3 — Settlement with Dr. Klaus Kleinfeld
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Dr. Klaus Kleinfeld
Preamble
1.
Dr. Kleinfeld was a member of the Managing Board of the Company since January 2003 and a member of the Corporate Executive Committee of the Managing Board since January 2004. From January 2005 to June 2007 he was the Chairman of the Managing Board.

2.	In November 2006 widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008 the Company has asserted damage claims against Dr. Kleinfeld.

Dr. Kleinfeld is of the opinion that he acted in line with his duties. In particular he holds that based on the information accessible to him in each case he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company.

4.
In the interest of both parties, the Company and Dr. Kleinfeld want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from of the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Dr. Kleinfeld agrees to compensate the Company in accordance with paragraphs 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Dr. Kleinfeld.

(2)
The amount of the compensation payment shall be EUR 2m (in words: 2 million euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)
The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. The interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Dr. Kleinfeld the owed amount may be satisfied by monetary means or, to the extent legally permissible, entirely or partly by waiving any claims Dr. Kleinfeld has against the Company. If and to the extent Dr. Kleinfeld chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose pension claims are assessed at the capital value (cash value in accordance with HGB based on a discount of 5%). Claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, such value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, such value will also be determined without interest premium. Dr. Kleinfeld’s right to a virtual sale of the stock awards before the payment is due under paragraph 3 remains unaffected. In this event the virtual proceeds retained by the Company plus interest in accordance with § 3 paragraph 4 shall be offset on the due date against the payment owed by Dr. Kleinfeld.

(5)
Once Dr. Kleinfeld has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Dr. Kleinfeld — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 2 — resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Dr. Kleinfeld as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Dr. Kleinfeld remains restricted in any case, to the amount specified in § 1 paragraphs 2 to 4. The Company will neither offset a claim determined in a liability suit against claims of Dr. Kleinfeld against the Company nor will it exercise a right of retention against such claims.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Dr. Kleinfeld against
(a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Dr. Kleinfeld arising from or in connection with acts of corruption within the Siemens Group,

(b)	possible claims filed in Germany or abroad by stockholders of the Company against Dr. Kleinfeld arising from or in connection with acts of corruption within the Siemens Group,

(c)
possible claims against Dr. Kleinfeld filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

(d)	possible claims by the D&O Insurers against Dr. Kleinfeld on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Dr. Kleinfeld agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Dr. Kleinfeld agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Dr. Kleinfeld and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Dr. Kleinfeld shall support the Company in defending or settling the matter.

(3)
Dr. Kleinfeld agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Unless Dr. Kleinfeld declares a waiver in accordance with § 1, paragraphs 2 to 4, following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Dr. Kleinfeld against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Dr. Kleinfeld in accordance with § 1. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
To the extent that Dr. Kleinfeld does not opt in favour of a waiver in accordance with § 1 paragraph 4, all contractual and legal claims by Dr. Kleinfeld against the Company shall remain unaffected and shall continue to exist without restriction.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 4 — Settlement with Prof. Dr. Edward G. Krubasik
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Prof. Dr. Edward G. Krubasik
Preamble
1.
Prof. Dr. Krubasik was a member of the Managing Board of the Company as well as the Corporate Executive Committee of the Managing Board from January 1997 to September 2006. He was the first external person in 25 years to be appointed to the Corporate Executive Committee. On the Managing Board, Prof. Dr. Krubasik was responsible for six of today’s industrial divisions and for Central Technology: Industrial Solutions and Services (until 2000), Automation and Drives (until 2000), Siemens Building Technologies (until 2002), Siemens Central Technology (until 2002), Siemens Dematic (until 2003), Siemens Transportation Systems (until 2004), Siemens Automotive Electronics/VDO (until 2006). Starting in 2004, Prof. Dr. Krubasik additionally assumed important functions in representing the Siemens Group in industry associations, specifically as president of the Association for the German Electrical and Electronics Industry (ZVEI), as president of ORGALIME, the European umbrella organization of 35 national industry associations, as vice president of the Federal Association of German Industry e.V. and as chairman of the Growth and Innovation Commission of the CDU Economic Council e.V. Prof. Dr. Krubasik was also a member of the High Level Group of the EU Commission on Competitiveness, Energy and the Environment. He points out that he actively engaged against corruption in the company and in particular in the divisions led by him through compliance audits and regular personal communication.

2.	In November 2006, widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted damage claims against Prof. Dr. Krubasik.

Prof. Dr. Krubasik is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case, he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m, consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009, the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company.

4.
In the interest of both parties, the Company and Prof. Dr. Krubasik want to avoid years of dispute about the asserted claims and arrive at an amicable solution, independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Prof. Dr. Krubasik agrees to compensate the Company in accordance with paragraph 2 to 4. He assumes this payment obligation without recognition of any legal Obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Prof. Dr. Krubasik.

(2)
The amount of the compensation payment shall be EUR 500,000 (in words: five hundred thousand euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)	The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement,

the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case, the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. This interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Prof. Dr. Krubasik, the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Prof. Dr. Krubasik has against the Company. If and to the extent Prof. Dr. Krubasik chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose, claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Otherwise any interest payment under § 3, paragraph 4 shall remain unaffected.

(5)
Once Prof. Dr. Krubasik has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Prof. Dr. Krubasik — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Prof. Dr. Krubasik subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Prof. Dr. Krubasik violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement (“Third Party Claims”), Prof. Dr. Krubasik shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Prof. Dr. Krubasik harmless from any costs beyond the above incurred for the defence against Third Party Claims; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Prof. Dr. Krubasik has violated his duties negligently or intentionally with regard to the asserted Third Party Claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Prof. Dr. Krubasik as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Prof. Dr. Krubasik remains restricted in any case to the amount specified in § 1 paragraph 2. In particular, the Company will neither execute a judgement in the liability suit against Prof. Dr. Krubasik with regard to principal claim, interest or costs, nor will it offset such claim against claims of Prof. Dr. Krubasik against the Company or exercise a right of retention against such claims. The Company shall indemnify Prof. Dr. Krubasik against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Prof. Dr. Krubasik against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Prof. Dr. Krubasik arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Prof. Dr. Krubasik arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Prof. Dr. Krubasik filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

d)	possible claims by the D&O Insurers against Prof. Dr. Krubasik on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Prof. Dr. Krubasik agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Prof. Dr. Krubasik agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Prof. Dr. Krubasik and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Prof. Dr. Krubasik shall support the Company in defending or settling the matter.

(3)
Prof. Dr. Krubasik agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Prof. Dr. Krubasik against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Prof. Dr. Krubasik in accordance with § 1. Prof. Dr. Krubasik’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Prof. Dr. Krubasik, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Prof. Dr. Krubasik shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part, or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 5 — Settlement with Mr. Rudi Lamprecht
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Mr. Rudi Lamprecht
Preamble
1.
Mr. Rudi Lamprecht was a deputy member of the Managing Board of the Company from 26 April 2000 to 30 September 2004 and a member of the Corporate Executive Committee of the Managing Board from 1 October 2004 to 31 December 2007. During his term as a deputy member of the Managing Board, Mr. Lamprecht was chairman of the Division board for the “Information and Communication Mobile” Division. From the time he was appointed a member of the Corporate Executive Committee until he retired from the Managing Board, Mr. Lamprecht was responsible, among others, for the Osram, Strategic Equity Investments and Siemens Home and Office Communications units, and the CIS countries, Near and Middle East and Africa regions.

2.	In November 2006, widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted damage claims against Mr. Lamprecht.

Mr. Lamprecht is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case, he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m, consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009, the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company.

4.
In the interest of both parties, the Company and Mr. Lamprecht want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Mr. Lamprecht agrees to compensate the Company in accordance with paragraph 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Mr. Lamprecht.

(2)
The amount of the compensation payment shall be EUR 500,000 (in words: five hundred thousand euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)
The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case, the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. This interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Mr. Lamprecht, the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Mr. Lamprecht has against the Company. If and to the extent Mr. Lamprecht chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose, claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Otherwise any interest payment under § 3, paragraph 4 shall remain unaffected.

(5)
Once Mr. Lamprecht has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Mr. Lamprecht — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Mr. Lamprecht subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Mr. Lamprecht violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement (“Third Party Claims”), Mr. Lamprecht shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Mr. Lamprecht harmless from any costs beyond the above incurred for the defence against Third Party Claims; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Mr. Lamprecht has violated his duties negligently or intentionally with regard to the asserted Third Party Claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Mr. Lamprecht as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Mr. Lamprecht remains restricted in any case to the amount specified in § 1 paragraph 2. In particular, the Company will neither execute a judgement in the liability suit against Mr. Lamprecht with regard to principal claim, interest or costs, nor will it offset such claim against claims of Mr. Lamprecht against the Company or exercise a right of retention against such claims. The Company shall indemnify Mr. Lamprecht against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Mr. Lamprecht against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Mr. Lamprecht arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Mr. Lamprecht arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Mr. Lamprecht filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

d)	possible claims by the D&O Insurers against Mr. Lamprecht on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Mr. Lamprecht agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Mr. Lamprecht agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Mr. Lamprecht and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Mr. Lamprecht shall support the Company in defending or settling the matter.

(3)
Mr. Lamprecht agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Mr. Lamprecht against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Mr. Lamprecht in accordance with § 1. Mr. Lamprecht’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Mr. Lamprecht, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Mr. Lamprecht shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part, or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 6 — Settlement with Prof. Dr. Heinrich v. Pierer
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Managing Board and its Supervisory Board
- hereafter also named the “Company” -
and
Prof. Dr. Heinrich von Pierer
Preamble
1.
Prof. Dr. von Pierer was the chairman of the Managing Board of the Company from October 1992 to January 2005. Subsequently he was the chairman of the Supervisory Board of the Company until 2007. Prior to his appointment to the Managing Board he held different positions at the Company since 1969.

2.	In November 2006 widespread corruption practices in the Siemens Group became public which were subject and target of comprehensive investigations by the Company and public prosecutors.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with these incidents (hereafter “acts of corruption”) and that major damage was caused and may continue to be caused to the Company. Therefore the Company has asserted damage claims against Prof. Dr. von Pierer. In addition, the

Company holds the view that Prof. Dr. von Pierer has also violated his duties as the chairman of the Supervisory Board in connection with the acts of corruption.

Prof. Dr. von Pierer opposes the Company’s view and defends himself against the raised allegations. He is of the opinion that he acted in line with his duties both in his function as the chairman of the Managing Board and as the chairman of the Supervisory Board. In particular, he holds that in each case he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board and the Supervisory Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company. Prof. Dr. von Pierer has not consented to the Coverage Settlement.

4.
Even though the D&O Insurers only pay a portion of the insurance sum, the Company has agreed to put the former board members in the position as if the insurers had paid Siemens EUR 250m to satisfy claims for damages, unless the former board members violated their duties intentionally or knowingly. However, in the opinion of the Company the losses to be compensated exceed the insured amount of EUR 250m by far. Prof. Dr. von Pierer also opposes to the Company’s opinion in this respect.

5.
In the interest of both parties, the Company and Prof. Dr. von Pierer do not want to resolve the matter in dispute through years of litigation in court. In particular, Prof. Dr. von Pierer wants to avoid a court dispute with litigation and cost risks which could threaten his existence.

Now therefore the parties enter into the following agreement to conclusively and comprehensively settle the dispute:
§ 1
Payment by the member of the Managing Board
(1)
Prof. Dr. von Pierer agrees to compensate the Company in accordance with paragraphs 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so and without prejudice. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Prof. Dr. von Pierer.

(2)
The amount of the compensation payment shall be EUR 5,000,000 (in words: five million euros). It is being owed regardless of the amounts rendered by other former board members and payments made by the D&O Insurers.

(3)
The payment shall be due in three instalments on 01 March of the years 2010, 2011 and 2012. The first instalment amounts to EUR 1.700.000 (in words one million seven hundred thousand euros), the second and the third instalment each amount to EUR 1.650.000 (in words: one million six hundred fifty thousand euros). If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the first instalment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn and the Company has notified Prof. Dr. von Pierer thereof. In this case, the second instalment shall become due one year after notification of the dismissal without possibility of an appeal or withdrawal of the complaint and the third instalment two years thereafter. The amounts owed shall, irrespectively of their due date, bear annual interest as of 01 March 2010 until the date of payment at the respective base rate plus 2 percentage points p.a. Prof. Dr. Pierer is entitled to make payments in full or in part before their due date.

(4)
At the discretion of Prof. Dr. von Pierer the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Prof. Dr. von Pierer has against the Company. If and to the extent Prof. Dr. von Pierer chooses to discharge himself of his payment obligation by waiving claims, such claims shall accounted for with their value at the respective due date in accordance with paragraph 3. Claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the respective due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Prof. Dr. von Pierer’s right to a virtual sale of the stock awards before the payment is due under paragraph 3 remains unaffected. In this event the virtual proceeds retained by the Company plus interest in accordance with § 3 paragraph 4 shall be offset on the due date against the payment owed by Prof. Dr. von Pierer.

(5)
Once Prof. Dr. von Pierer has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Prof. Dr. von Pierer, both in his function as chairman of the Managing Board and as chairman of the Supervisory Board — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — resulting from or in connection with acts of corruption and improper payments within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Prof. Dr. von Pierer subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Prof. Dr. von Pierer violated his duties knowingly or intentionally (within the meaning of the insurance policy) in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement, Prof. Dr. von Pierer shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Prof. Dr. von Pierer harmless from any costs beyond the above incurred for the defence against claims by third parties ; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Prof. Dr. von Pierer has violated his duties negligently or intentionally with regard to the asserted third party claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Prof. Dr. von Pierer as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Prof. Dr. von Pierer remains restricted in any case to the amount specified in § 1 paragraph 2. To the extent exceeding the payments set out in § 1 paragraph 2, the Company will neither offset a claim determined in a liability suit against claims of Prof. Dr. von Pierer against the Company nor will it exercise a right of retention against such claims. The Company shall indemnify Prof. Dr. von Pierer against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Prof. Dr. von Pierer against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Prof. Dr. von Pierer arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Prof. Dr. von Pierer arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Prof. Dr. von Pierer filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group,

d)	possible claims by the D&O Insurers against Prof. Dr. von Pierer on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement and

e)
defence costs incurred in proceedings which have been or will be initiated against Prof. Dr. von Pierer by foreign and/or domestic authorities in connection with the acts of corruption within Siemens Group, with the reservation that such monies may be reclaimed in case of a non-appealable court ruling establishing a negligent or intentional breach of duty, to the extent such costs are not covered under § 2 paragraph 2.

(2)
Prof. Dr. von Pierer agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Prof. Dr. von Pierer agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Prof. Dr. von Pierer and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Prof. Dr. von Pierer shall support the Company in defending or settling the matter.

(3)
Prof. Dr. von Pierer agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Prof. Dr. von Pierer against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Prof. Dr. von Pierer in accordance with § 1. Prof. Dr. von Pierer’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Prof. Dr. von Pierer, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Prof. Dr. von Pierer shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting, unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 AktG). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also shall not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 7 — Settlement with Dr. Jürgen Radomski
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Dr. Jürgen Radomski
Preamble
1.
Dr. Radomski was a member of the Managing Board of the Company from June 1994 to the end of 2007 and a member of the Corporate Executive Committee of the Managing Board since November 1994. He was responsible for the Med division and Osram GmbH. Until mid-2003 he was charged with the Europe region and, as of September 2003 to 31 December 2007, with Personnel (CP).

2.	In November 2006, widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted damage claims against Dr. Radomski.

Dr. Radomski is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case, he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m, consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O

Insurance”). On 2 December 2009, the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement shall be subject to the approval of the annual meeting of the Company.

4.
In the opinion of the Company, the losses to be compensated exceed the insured amount of EUR 250m by far. Therefore, the Company continues to assert damage claims against the former board members even after the D&O Insurance coverage has been exhausted.

5.
In the interest of both parties, the Company and Dr. Radomski want to avoid years of dispute about the asserted claims and arrive at an amicable solution, independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Dr. Radomski agrees to compensate the Company in accordance with paragraph 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Dr. Radomski.

(2)
The amount of the compensation payment shall be EUR 3,000,000 (in words: three million euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)
The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case, the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. This interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Dr. Radomski, the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Dr. Radomski has against the Company. If and to the extent Dr. Radomski chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose, claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Dr. Radomski’s right to a virtual sale of the stock awards before the payment is due under paragraph 3 remains unaffected. In this event, the virtual proceeds retained by the Company plus interest in accordance with § 3 paragraph 4 shall be offset on the due date against the payment owed by Dr. Radomski.
(5)
Once Dr. Radomski has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Dr. Radomski — with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3 — resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Dr. Radomski subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Dr. Radomski violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement, Dr. Radomski shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Dr. Radomski harmless from any costs beyond the above incurred for the defence against claims by third parties; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Dr. Radomski has violated his duties negligently or intentionally with regard to the asserted third party claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Dr. Radomski as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Dr. Radomski remains restricted in any case to the amount specified in § 1 paragraph 2. In particular, the Company will neither execute a judgment in the liability suit against Dr. Radomski with regard to principal claim, interest or costs, nor will it offset such claim against claims of Dr. Radomski against the Company or exercise a right of retention against such claims. The Company shall indemnify Dr. Radomski against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Dr. Radomski against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Dr. Radomski arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Dr. Radomski arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Dr. Radomski filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

d)	possible claims by the D&O Insurers against Dr. Radomski on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Dr. Radomski agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1, as well as any announcement of such an assertion of claims. Dr. Radomski agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Dr. Radomski and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Dr. Radomski shall support the Company in defending or settling the matter.

(3)
Dr. Radomski agrees to assert any claims to which he might be entitled against third parties (in particular other — also former — board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Dr. Radomski against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Dr. Radomski in accordance with § 1. Dr. Radomski’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Dr. Radomski, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Dr. Radomski shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement Agreement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.

(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part, or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 8 — Settlement with Dr. Uriel Sharef
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Dr. Uriel Sharef
Preamble
1.
Dr. Sharef was a member of the Managing Board of the Company since July 2000 and a member of the Corporate Executive Committee of the Managing Board since October 2000. He was responsible for the PG and PTD divisions and the Americas region. Prior to his appointment to the Managing Board he was, among others, between 1978 and 1982 active as the head of the Siemens subsidiaries in Calí and Medellín (Columbia) and, between 1985 and 1995 at Siemens S.A. Columbia (as of 1991 as CEO), and, starting in 1994, as a member of the Board of the regional company in Venezuela and, as of 1995, of the Board of the regional company Andina (Peru and Ecuador). In the period from 1996 and July 2000 he was the CEO of PTD.

2.	In November 2006 widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted liability claims against Dr. Sharef.

Dr. Sharef is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case he could consider the established compliance organization and supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement is subject to approval of the annual meeting of the Company.

4.
Even though the D&O Insurers only pay a portion of the insurance sum, the Company has agreed to put the former board members in the position as if the insurers had paid Siemens EUR 250m to satisfy claims for damages, unless the former board members violated their duties intentionally or knowingly. However, in the opinion of the Company the losses to be compensated exceed the insured amount of EUR 250m by far. Therefore, the Company continues to assert damage claims against the former board members even after the D&O Insurance coverage has been exhausted.

5.
In the interest of both parties, the Company and Dr. Sharef want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Dr. Sharef agrees to compensate the Company in accordance with paragraphs 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Dr. Sharef.
(2)
The amount of the compensation payment shall be EUR 4,000,000 (in words: four million euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)
The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case, the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. This interest is not charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Dr. Sharef, the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Dr. Sharef has against the Company. If and to the extent Dr. Sharef chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Dr. Sharef’s right to a virtual sale of the stock awards before the payment is due under paragraph 3 remains unaffected. In this event the virtual proceeds retained by the Company plus interest in accordance with § 3 paragraph 4 shall be offset on the due date against the payment owed by Dr. Sharef.

(5)
Once Dr. Sharef has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Dr. Sharef—with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3—resulting from or in connection with acts of corruption within the Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.
(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defense costs of Dr. Sharef subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Dr. Sharef violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defense incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement, Dr. Sharef shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Dr. Sharef harmless from any costs beyond the above incurred for the defense against claims by third parties; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Dr. Sharef has violated his duties negligently or intentionally with regard to the asserted third party claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Dr. Sharef as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Dr. Sharef remains restricted in any case to the amount specified in § 1 paragraph 2. The Company will neither offset a claim determined in a liability suit against claims of Dr. Sharef against the Company nor will it exercise a right of retention against such claims. The Company shall indemnify Dr. Sharef against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Dr. Sharef against
a)
possible claims to which other — including former — board members or employees of the Company or companies affiliated with the Company might be entitled against Dr. Sharef arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Dr. Sharef arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Dr. Sharef filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

d)	possible claims by the D&O Insurers against Dr. Sharef on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Dr. Sharef agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Dr. Sharef agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Dr. Sharef and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Dr. Sharef shall support the Company in defending or settling the matter.

(3)
Dr. Sharef agrees to assert any claims to which he might be entitled against third parties (in particular other—also former—board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfill any outstanding claims for compensation or other claims by Dr. Sharef against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Dr. Sharef in accordance with § 1. Dr. Sharef’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Dr. Sharef, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Dr. Sharef shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 AktG). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.

(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

(3)
The Settlement Agreement shall lapse retroactively (condition subsequent) if Dr. Sharef should be sentenced by a non-appealable decision or order for summary punishment for bribery or as an accessory to bribery in connection with the acts of corruption within the Siemens Group.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.
(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.

(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part, or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 9 — Settlement with Prof. Dr. Klaus Wucherer
Settlement Agreement
between
Siemens Aktiengesellschaft, represented by its Supervisory Board
- hereafter also named the “Company” -
and
Prof. Dr. Klaus Wucherer
Preamble
1.
Prof. Dr. Wucherer was a member of the Managing Board of the Company since 1999 and a member of the Corporate Executive Committee since 2000; he retired from both positions at the end of 2007. He was responsible for the A&D, ATD (later renamed I&S), TS (as of 01 October 2004) divisions and the Top+ internal program as well as for the Asia and Australia regions. Prior to that, he was active, among others, on the A&D Division Board (eventually as its chairman), head of several business areas and units in Erlangen and Nuremberg, as well as director of the Technical Department of Siemens S.A., Brazil (1983—1986).

2.	In November 2006 widespread corruption practices in the Siemens Group became public.

The Company is of the opinion that the members of the Corporate Executive Committee violated their organizational and supervisory duties in connection with the acts of corruption which caused major damage to the Company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board of 29 July 2008, the Company has asserted liability claims against Prof. Dr. Wucherer.

Prof. Dr. Wucherer is of the opinion that he acted in line with his duties. In particular, he holds that based on the information accessible to him in each case he could consider the established compliance organization and the supervision of adherence to regulations on compliance and proper payment transactions as adequate and that he had no reason to adopt supplemental measures.

3.
The members of the Managing Board belong to the insured group of persons covered by directors’ liability insurance taken out by the Company as the insured party, with an aggregate insured amount of EUR 250m; consisting of a base policy of EUR 50m and four excess liability policies of EUR 50m each (“D&O

Insurance”). On 2 December 2009 the Company entered into a settlement about the claims for coverage with Allianz Global Corporate & Specialty AG, Zürich Versicherung Aktiengesellschaft (Germany), ACE European Group Limited, Liberty Mutual Insurance Europe Limited and Swiss Re International SE (collectively “D&O Insurers”) as lead insurers of the D&O Insurance (“Coverage Settlement”). The Coverage Settlement shall be subject to the approval of the annual meeting of the Company.

4.
In the interest of both parties, the Company and Prof. Dr. Wucherer want to avoid years of dispute about the asserted claims and arrive at an amicable solution independently from the scope of the payments provided by the D&O Insurers and other former board members of the Company.

Now therefore the parties agree as follows:
§ 1
Payment by the member of the Managing Board
(1)
Prof. Dr. Wucherer agrees to compensate the Company in accordance with paragraphs 2 to 4. He assumes this payment obligation without recognition of any legal obligation to do so. Specifically, it does not represent any acknowledgement of a liability for damages and no recognition of claims for violations of duty asserted by the Company against Prof. Dr. Wucherer.

(2)
The amount of the compensation payment shall be EUR 500,000 (in words: five hundred thousand euros). It is being owed regardless of the amounts rendered by other former members of the Managing Board and payments made by the D&O Insurers.

(3)
The payment shall be due on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of an appeal or is withdrawn. In this case the amount owed shall bear annual interest as of 01 March 2010 at the respective base rate plus 2 percentage points p.a. This interest shall not be charged to the extent that the owed payment is rendered through a waiver of claims against the Company as per paragraph 4.

(4)
At the discretion of Prof. Dr. Wucherer, the owed amount may be satisfied by monetary means or entirely or partly by waiving any claims Prof. Dr. Wucherer has against the Company. If and to the extent Prof. Dr. Wucherer chooses to discharge himself of his payment obligation by waiving claims, such claims shall be accounted for with their value at the due date in accordance with paragraph 3. For this purpose claims arising out of stock awards are based on the quoted valuation of the Siemens share at the XETRA opening on the Frankfurt stock exchange on the due date in accordance with paragraph 3. To the extent rights to stock awards not yet due are being waived, their current value is applied without discounting; to the extent that stock awards that are due are waived with regard to which the Company has exercised a retention right, the current value will also be determined without interest premium. Otherwise, any interest payment under § 3, paragraph 4 remains unaffected.

(5)
Once Prof. Dr. Wucherer has rendered full payment, all current and future, known and unknown claims beyond the above on the part of the Company against Prof. Dr. Wucherer —with the exception of maintaining the liability claim in the amount and for the purpose of obtaining benefits from the D&O Insurers as per § 2 paragraph 3—resulting from or in connection with acts of corruption within the

Siemens Group, regardless of the legal reason, in particular claims due to violations of organizational and supervisory duties associated with the compliance organization and adherence to regulations about compliance and proper payment transactions, shall be paid and settled.

§ 2
D&O Insurance
(1)	The benefits paid and still to be paid by the D&O Insurers are governed by the insurance policy and the Coverage Settlement between the Company and the D&O Insurers.

(2)
According to the provisions of the Coverage Settlement, the Insurers will continue to assume defence costs of Prof. Dr. Wucherer subject to the insurance policy until the Coverage Settlement becomes effective and only reclaim such payments if, on the basis of a non-appealable decision, it has been determined that Dr. Wucherer violated his duties knowingly or intentionally in connection with the acts of corruption. For costs of defence incurred for defending against claims by third parties in connection with the acts of corruption or without such connection following the effectiveness of the Coverage Settlement (“Third-Party Claims”), Prof. Dr. Wucherer shall also continue to receive insurance protection from the Insurers under the aforementioned conditions subject to the Coverage Settlement out of reserves formed for this purpose in the amount of EUR 10m. In the event that such reserve is fully exhausted, the Company will hold Prof. Dr. Wucherer harmless from any costs beyond the above incurred for the defence against Third-Party Claims; however, unless the further-reaching indemnification under § 3 paragraph 1 becomes applicable, this applies with the reservation that such monies may be reclaimed in the event of a non-appealable court ruling that Prof. Dr. Wucherer has violated his duties negligently or intentionally with regard to the asserted Third-Party Claims.

(3)
In the event that the annual meeting does not approve the Coverage Settlement or that such approving resolution will be declared null and void by a non-appealable decision following a complaint, the Company, as a matter of precaution, reserves the right to file charges in a liability action against Prof. Dr. Wucherer as the defendant, if and to the extent it is required to enforce the coverage claims against the D&O Insurers. In economic terms, the payment to be made personally by Dr. Wucherer remains restricted in any case to the amount specified in § 1 paragraph 2. In particular, the Company will neither execute a judgement in the liability suit against Prof. Dr. Wucherer with regard to principal claim, interest or costs, nor will it offset such claim against claims of Prof. Dr. Wucherer against the Company or exercise a right of retention against such claims. The Company shall indemnify Prof. Dr. Wucherer against costs arising in connection with the liability suit.

§ 3
Indemnification, Counterclaims
(1)	The Company shall indemnify Prof. Dr. Wucherer against
a)
possible claims to which other — including former —board members or employees of the Company or companies affiliated with the Company might be entitled against Prof. Dr. Wucherer arising from or in connection with acts of corruption within the Siemens Group,

b)	possible claims filed in Germany or abroad by stockholders of Siemens AG against Prof. Dr. Wucherer arising from or in connection with acts of corruption within the Siemens Group,

c)
possible claims against Prof. Dr. Wucherer filed by companies affiliated with the Company or customers or competitors of the Siemens Group arising from or in connection with acts of corruption within the Siemens Group, and

d)	possible claims by the D&O Insurers against Prof. Dr. Wucherer on account of alleged violations of responsibilities due to the negotiations and/or conclusion of this Settlement.
(2)
Prof. Dr. Wucherer agrees to inform the Company without undue delay in writing about any claims asserted by third parties as per paragraph 1 as well as any announcement of such an assertion of claims. Dr. Wucherer agrees not to enter into any waiver, settlement or any binding arrangement regarding such claims without approval of the Company. The Company shall be entitled, in the name of Prof. Dr. Wucherer and maintaining his interests, to resort to all legal measures in order to defend against such claims or to settle them by other means. Prof. Dr. Wucherer shall support the Company in defending or settling the matter.

(3)
Prof. Dr. Wucherer agrees to assert any claims to which he might be entitled against third parties (in particular other—also former—board members or employees of the Company) arising from or in connection with acts of corruption within the Siemens Group only with the approval of the Company.

(4)
Following the effectiveness of this Settlement, the Company shall fulfil any outstanding claims for compensation or other claims by Prof. Dr. Wucherer against the Company, with regard to which it has exercised a right of retention, concurrently with the payments owed by Prof. Dr. Wucherer in accordance with § 1. Prof. Dr. Wucherer’s right under § 1 paragraph 4 to waive such claims for the purpose of fulfilling his payment obligations remains unaffected. In the event of a complaint against the effectiveness of the shareholders’ resolution regarding the approval of this Settlement Agreement, the Company reserves any retention rights or other security rights until such complaint has been dismissed by a non-appealable decision or has been withdrawn, if and to the extent this appears to be appropriate from the viewpoint of the Supervisory Board of the Company. The claims identified in sentence 1 shall bear annual interest from their due date at 2 percentage points above the respective base rate p.a.; other claims for default interest or for compensation for other damages due to late performance shall be excluded.

(5)
Unless otherwise agreed herein, Prof. Dr. Wucherer, as a precaution, herewith waives all potential claims, if any, against the Company due to payments, expenses, costs or losses incurred by him in connection with acts of corruption in the Siemens Group. To the extent that the Company has assumed and/or reimbursed such payments, expenses, costs or losses until the day this Settlement became effective, Prof. Dr. Wucherer shall not be obligated to repay such costs.

§ 4
Effectiveness
(1)
This Settlement Agreement becomes effective (condition precedent) upon approval of the Settlement by the annual meeting unless a minority whose shares in total represent 10% of the capital stock of the Company raises objections in writing (§ 93 paragraph 4, sentence 3 German Stock Corporation Act). The condition precedent shall be deemed lapsed if it has not occurred by 31 January 2010.
(2)
The effectiveness of this Settlement Agreement shall not be contingent on the effectiveness of the Coverage Settlement with the D&O Insurers and also not be contingent on the settlement agreements with other former board members.

§ 5
Miscellaneous
(1)	There are no side agreements to this Settlement Agreement. Changes of this Agreement, including the written form requirement, shall be in writing.
(2)	All disputes arising from or in connection with this Agreement shall be governed by German law. To the extent legally permissible, the place of performance and venue shall be Munich.
(3)
If any provision of this Agreement is or will be ineffective or unenforceable in whole or in part or should a gap become evident in the implementation of this Agreement, the validity of the other provisions will remain unaffected. The ineffective, unenforceable or missing provision shall be replaced by an appropriate and legally valid provision which economically comes closest to what the parties had in mind or would have had in mind if they had considered the ineffectiveness, unenforceability or gap.

Annex 10 — Settlement with D&O-Insurers
Coverage Settlement
between
1.	Allianz Global Corporate & Specialty AG, Fritz-Schäffer-Str. 9, 81737 Munich
“Allianz”
2.	Zurich Versicherung AG (Germany), Solmsstrasse 27-37, 60252 Frankfurt
“Zurich”
3.	ACE European Group Limited, Directorate for Germany, Lurgiallee 10, 60439 Frankfurt
“ACE”
4.	Liberty Mutual Insurance Europe Limited, 3rd Floor, Two Minster Court, Mincing Lane, London, EC3R 7YE, England
“Liberty”
5.	Swiss Re International SE., Mythenquai 50/60, 8022 Zurich, Switzerland
“SRI”

Allianz, Zurich, ACE, Liberty and SRI acting as “Lead Insurers” of the insurance policies identified in paragraph 1 of the Preamble, both in their own name as well as in the name and by power of attorney of the “Co-insurers” of the policies led by each of them respectively -
- the Lead and all Co-insurers
jointly also the “Insurers”
and
6.	Siemens Aktiengesellschaft, Wittelsbacherplatz 2, 80333 Munich, represented by the Managing Board and Supervisory Board
“Siemens”
all of them collectively “the Parties”
Preamble
(1)
Allianz, Zurich, ACE, Liberty and SRI are the lead insurers in various insurance consortia which concluded with Siemens liability insurance policies covering directors and officers for the 2004/2005, 2005/2006 and 2006/2007 insurance years with an aggregate insured sum of Euro 250m (“D&O Insurance”). The D&O Insurance consists of a basic coverage with an insured sum of Euro 50m as well as 4 excess liability insurance policies, also with insured amounts of Euro 50 m each, each linked to the insured sums of the preceding layers, namely:

(a)	Basic Contract No. IHV 70/493/7999060 Insured amount: Euro 50 m Lead insurer: Allianz (50%) Co-insurers: XL Insurance, Company Limited, Directorate for Germany, Munich (20%); ACE (20%); Liberty (10%)

(b)
First excess policy No. 802.380.091.070
Insured amount: Euro 50 m xs Euro 50 m
Lead insurer: Zurich (35%)
Co-insurers: Allied World Assurance Company (Europe) Ltd., Dublin (“AWAC”) (30%); Allianz (20%); CNA Insurance Company Ltd., Directorate for Germany, Frankfurt (15%)

(c)
Second excess policy No. 30 GE 600349
Insured amount: Euro 50 m xs Euro 100 m
Lead insurer: ACE (30%)
Co-insurers: Allianz (30%); Houston Casualty Company Europe Seguros y Reaseguros S. A, Madrid (“HCC”) (30%); SRI (10%)

(d)
Third excess policy No. CO 276249-003
Insured amount: Euro 50 m xs Euro 150 m
Lead insurer: Liberty (30%)
Co-insurers: Allianz (20%); SRI (20%); Great Lakes Reinsurance (UK) PLC, London (20%); AWAC (10%)

(e)	Fourth excess policy No. MH 34012.6 Insured amount: Euro 50 m xs Euro 200 m Lead insurer: SRI (40%)

Co-insurers: Allianz (20%); Great Lakes Reinsurance (UK) PLC, London (20%); HDI Industrie Versicherungs-AG, Hannover (15%); HCC (5%)

The insurance protection is based on the D&O terms and conditions of the basic contract No. IHV 70/493/7999060 for the coverage period 2006/2007 and in accordance with the insurance agreement formed with each individual insurer.

(2)
In November 2006 widespread corruption and associated financing practices (such as the establishment of “secret accounts,” fictitious invoices, etc.) within the Siemens Group became publicly known (referred to collectively in the following as acts of corruption). Siemens is of the opinion that the members of the Corporate Executive Committee of the Managing Board at least violated their organizational and supervisory duties in connection with the acts of corruption, which caused considerable damage to the company and may continue to do so. Therefore, in a letter by the chairman of the Supervisory Board dated 29 July 2008, Siemens has asserted damage claims against the former members of the Corporate Executive Committee Prof. Johannes Feldmayer, Dr. Thomas Ganswindt, Dr. Klaus Kleinfeld, Prof. Dr. Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Prof. Dr. Heinrich von Pierer, Dr. Jürgen Radomski, Dr. Uriel Sharef, and Prof. Dr. Klaus Wucherer. In a letter dated 07 October 2008 by its attorneys, the Siemens Managing Board announced its decision to assert damage claims against the former chairmen of the Supervisory Board, Dr. Karl Baumann and Prof. Heinrich von Pierer, on account of breach of their supervisory duties in connection with the acts of corruption. The former members of the Managing Board and chairmen of the Supervisory Board are identified hereafter as “Former Board Members”.

The Former Board Members are of the opinion that they acted in line with their duties and hold, among other things, that on the basis of the information available to them in each case they could consider the established compliance organization and the supervision of adherence to regulations on compliance and the proper payment transactions as adequate.

All Former Board Members currently receive provisional insurance protection from the basic contract, in the form of defence coverage, in connection with the allegations by Siemens described above.

(3)
With its legal action of 30 December 2008, Siemens claims compensation of damages due to embezzlement against Dr. Michael Christoforakos, former head of Siemens A.E., as well as others, in connection with acts of corruption in Greece in the regional court Munich I (File No.: 6 O 23415/08). The latter objects to the allegations made against him and the claim for damages that has been asserted. The coverage inquiry made in this context has not yet been decided on. There are reservations regarding the coverage that are similar to those cited below under paragraph 7, with the difference that Siemens itself accuses Dr. Christoforakos of a knowing/intentional breach of duty as within the meaning of § 2 paragraph 2 (hereinafter, paragraphs cited without specification always refer to this Coverage Settlement).

(4)
In early 2007, the public prosecutor’s office in Nuremberg-Fürth initiated investigative proceedings, among others against the Former Board Members of Siemens Prof. Johannes Feldmayer and Dr. Günter Wilhelm, under Group File No. 501 Js 65/07, in connection with financial payments for the support of the Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger (AUB). In this matter, Prof. Feldmayer was sentenced to two years’ probation for offences including fraudulent breach of trust by a non-appealable judgment of the regional court Nuremberg-Fürth dated 24 November 2008 (File No.: 5 Kls 501 Js 1777/08). In the context of these incidents, Siemens has asserted damage claims in the amount of approximately Euro 50m against the two Former Board Members by a letter of the chairman of the Supervisory Board dated 29 July 2008.

The Insurers have ultimately denied insurance coverage for Prof. Feldmayer. Dr. Wilhelm is currently granted provisional coverage for defence against claims by Siemens under civil law. The investigative proceeding against Dr. Wilhelm has not yet been concluded. There are reservations about the coverage similar to those cited below under paragraph 7.

(5)
Siemens assesses the aggregate damage incurred in connection with the acts of corruption up to this time at approximately Euro 2.5 billion, including monetary fines and forfeiture payments imposed by German and U.S. judicial authorities in the amount of approximately Euro 1.2 billion. In respect of the allegations by Siemens described in paragraph 2, the Insurers have expressed doubts with regard to the liability of the insured persons on the merits and in terms of amount. The Insurers are examining, on the one hand, to what extent the Former Board Members are obligated to pay damages to Siemens and, on the other hand, whether insurance protection is available at all.

Additional coverage inquiries by insured persons in connection with the circumstances described under paragraphs 2 to 4 are possible but have not yet occurred.

(6)
Siemens has proposed to the Former Board Members to reach consensus on settlement agreements with respect to the allegations in paragraph 2 which shall be submitted for approval by the Annual Meeting of Siemens in January 2010 (“Liability Settlements”). The key elements provide that the Former Board Members who are prepared to settle shall, without recognizing any liability for damages and without acknowledgment of the violations they were charged with, render individually specified sums to Siemens and shall agree not to draw on the D&O insurance coverage for this purpose. In addition, the company reserves the right to file additional claims against the Former Board Members in so far as it may be necessary for the subsequent enforcement of claims against the Insurers. In the event that this Coverage Settlement is invalid, the Insurers reserve the right to raise objections to this procedure. Any claims of the company arising from or in connection with the acts of corruption in the Siemens Group beyond the above against Former Board Members participating in the settlement shall be deemed compensated and settled by the respective Liability Settlement.

The Insurers have confirmed to the attorneys of various insured parties that their execution of the heads of terms agreement (status: 13.08.2009) with Siemens shall not be considered a violation of their contractual responsibilities. However, this confirmation did expressly not contain an assurance of insurance coverage. The Insurers confirmed to Siemens with regard to all other Former Board Members named in paragraph 2 of the Preamble — also without addressing the issue of insurance coverage — that an execution of the heads of terms agreement (status: 03.07.2009) shall not be considered a violation of the contractual responsibilities of the respective insured person.

To date, of the Former Board Members Mr. Krubasik, Mr. Lamprecht and Mr. Wucherer have arrived at an agreement with Siemens on the heads of terms of an intended liability settlement. Siemens expects additional Former Board Members to join this agreement; however, the company also cannot rule out that no agreement will be reached with certain Former Board Members and that, instead, Siemens will file damage claims in court against such Former Board Members.

(7)
Intensive discussions have taken place between the Insurers and Siemens regarding the settlement of the claims described under paragraph 2 above. With respect to both the damages described under paragraph 2 and the circumstances referred to under paragraphs 3 and 4, the Insurers see indications that coverage may be denied on the merits, among others, because of pre-contractual knowledge and/or fraudulent/intentional violations of duties and/or that certain rights by unilateral declaration can be exercised, which would lead to retroactive rescission of the D&O insurance. Siemens does not share these concerns and considers the Insurers obligated to provide coverage without any restrictions for the claims specified in paragraph 2.

The Parties have arrived at the conviction that is it both in their mutual interest and in the well-understood interest of the Former Board Members to arrive at an agreement between the company and the Insurers which pursues, in particular, three objectives, namely

•
to avoid court litigation between Siemens, the insured individuals and the Insurers regarding insurance protection for the asserted claims and to bring the opposite views regarding the coverage issues to a mutually agreeable conclusion,

•
to avoid that Siemens needs to pursue an action for damages against those Former Board Members who settled with Siemens in order to establish their liability as a precondition for the obligation to provide coverage on the part of the Insurers,

•	to put those Former Board Members who do not wish to settle with Siemens in a position as if the full insured sum had been paid.

For this purpose Siemens and the Insurers hereby enter into a settlement regarding the coverage claims under the insurance policies set forth in paragraph 1, which governs the agreement on all facts mentioned in this Preamble and all possible claims for coverage that are directly or indirectly related thereto as described hereinafter (“Coverage Settlement”). This Coverage Settlement settles points of dispute between Siemens and the Insurers, which endanger the existence of the D&O insurance as such. Any liability on the part of the insured persons is neither acknowledged nor determined by the Coverage Settlement. The Insurers have sent the executed Letter of Intent (dated 12/16/19/23/27 October and 10 November 2009, hereinafter: LoI) to the Former Board Members in advance and provided them with an opportunity to comment on the key points of agreement.

§ 1
Payments by the Insurers
(1)	The Insurers shall, subject to the following provisions, pay up to Euro 100m as settlement (“Settlement Amount”).

(2)
Payments made by the Insurers as preliminary defence coverage pursuant to § 2, as well as future such payments made until the Coverage Settlement becomes legally effective pursuant to § 6, shall be credited against the Settlement Amount.

(3)
From the Settlement Amount, a provision in the amount of Euro 10m shall be made for future payments following the effective date of this Coverage Settlement. The use and accounting for this reserve are governed by § 3.

(4)
The Insurers, as individual debtors, shall pay to Siemens, in accordance with the following allocation of the Settlement Amount to the individual layers of the D&O insurance and their respective participation ratio in the individual layers, pro-rata shares in a total amount of the Settlement Amount as per paragraph 1, reduced by the payments to be credited in accordance with paragraph 2 and the provision to be formed in accordance with paragraph 3.

The pro-rata amounts are due and payable on 01 March 2010. If a complaint is filed against the validity of the shareholders’ resolution regarding the approval of this settlement, the payment only becomes due once the complaint has been dismissed without the possibility of appeal or withdrawn. In this case, the amount owed shall bear interest as from 01 March 2010 at the respective base rate plus 2 percentage points p.a.

(5)	All payments payable by the Insurers under the foregoing paragraphs 1 to 4, shall be owed
•	by the Insurers participating in the basic policy at a rate of 40%,

•	by the Insurers participating in the first excess policy at a rate of 30%,

•	by the Insurers participating in the second excess policy at a rate of 13.75%,

•	by the Insurers participating in the third excess policy at a rate of 8.75%,

•	by the Insurers participating in the fourth excess policy at a rate of 7.5%.

The allocation of the amounts accruing to the basic contract and the excess policies respectively among the Insurers participating in the respective policy shall be governed by the participation ratios agreed in the basic contract and the excess policies. The calculation of the payment amounts to be rendered by the individual Insurers shall be based on a total amount of Euro 100m; the payments under paragraph 2 shall be credited against the payment obligation under the basic contract.

§ 2
Preliminary coverage payments
(1)
The Insurers of the basic contract granted preliminary coverage to Former Board Members for the out-of-court defence against damage claims asserted by Siemens and, on that basis, paid defence costs in the amount of approximately Euro 5.5m until the day of execution of this Coverage Settlement.

(2)
If it is determined by a non-appealable court decision that individual Former Board Members intentionally or knowingly (within in the meaning of the D&O policy provisions of the base contract No. IHV 70/493/7999060 for the 2006/2007 insurance period) violated their duties in connection with circumstances described in the Preamble , the Insurers, subject to the contractual provisions set forth in paragraph 1 of the Preamble, shall be entitled to ask for reimbursement of the defence costs paid to the respective Former Board Members. The decision on whether and to what extent repayment of defence costs will be demanded shall be at the discretion of the Insurers for which Allianz shall organize the handling.

The repayments shall be added to the provision for future insurance benefits (§ 3). Costs for the enforcement of the repayment shall be debited to the provision for future insurance benefits.

(3)
The right of the Insurers to demand repayment of defence costs shall expire for the benefit of the insured persons ten years after this Coverage Settlement takes effect. The relevant date shall be the date of receipt of the demand for repayment.

§ 3
Provision for Future Insurance Payments
(1)
From the provision to be formed in accordance with § 1 paragraph 3 in the amount of Euro 10m, insurance coverage will be granted only subject to the contractual terms set forth in paragraph 1 of the Preamble and the provisions of this paragraph 1. Accordingly the insurance coverage covers only the court and out-of-court defence of unfounded, as well as the satisfaction of justified claims

a)	that are asserted against Former Board Members based on or in connection with the acts of corruption in the Siemens Group described in the Preamble, or

b)	that have no connection with the acts of corruption in the Siemens Group described in the Preamble, to the extent no insurance protection exists under other D&O insurance policies.

Cost reimbursement under paragraph 1 lit. a) regarding the court defence of Former Board Members against whom claims have been raised by Siemens is available within the framework of the statutory regulations governing attorney fees (RVG).

Apart from this, § 2 paragraphs 2 and 3 apply mutatis mutandis.

(2)
The provision shall be managed by Allianz, which, acting on behalf of all Insurers, shall decide on all claims that are asserted. Allianz shall have the right to settle claims pursuant to paragraph 1 if the claims are justified in the judgment of Allianz or, in the event of a dispute, if an amicable settlement or other favourable solution can be achieved.

To the extent Allianz has decided that payments are to be made, it shall request that the other Insurers transfer to Allianz the respective pro-rata amounts owed in accordance with § 1 paragraph 5.

(3)
The provision shall be settled as of 31 December 2011. Any provision amount not used by that time shall become due and payable to the Insurers on the one hand and to Siemens on the other hand in equal amounts.

(4)
In the event that after the final settlement of the provision insurance payments are still outstanding pursuant to paragraph 1, each of the Insurers and Siemens shall be obligated to make available half of the required funds — up to a maximum of the provision amount not used by 31 December 2011. The payment shares of the individual Insurers among each other shall be governed by § 1 paragraph 5.

§ 4
Limitation of Claims against Insured Persons
To the extent that no Liability Settlements are concluded between Siemens and insured persons, Siemens agrees to put such insured persons in a position as if the Insurers had paid to Siemens an amount of Euro 250m regarding the damage claims of Siemens. This shall not apply for the benefit of insured persons who intentionally or knowingly (within in the meaning of the D&O policy provisions of the base contract No. IHV 70/493/7999060 for the 2006/2007 insurance period) violated their duties.
§ 5
Termination of the D&O Insurance
(1)
The Parties agree that all insurance policies of the D&O insurance referred to in paragraph 1 of the Preamble shall be retroactively terminated upon effectiveness of this Coverage Settlement (§ 6). The Parties further agree that, irrespective of the provisions in sentence 1, due to the provisions contained in § 4 the insured amounts shall be deemed fully exhausted (Euro 250m) by payment of the Settlement Amount. Therefore Siemens, all insured persons and insured companies shall have no claims under the insurance policies of the D&O insurance referred to in paragraph 1 of the Preamble, irrespective of whether and to what amount such claims ever existed. Claims for future payments or for repayments may be asserted only as provided in this Coverage Settlement.

(2)
In the event that despite the provisions in paragraph 1 insured parties, insured companies or third parties assert claims against the Insurers under or in connection with the D&O insurance, whether in court or out of court (“Coverage Dispute”), the Insurers shall inform Siemens thereof without undue delay and shall defend themselves against such claims as provided in the following paragraphs.

In the event of any Coverage Disputes Siemens shall, irrespective of the existence of the standstill agreements, assist the Insurers on a factual basis and, at the Insurers’ request, provide any available documents that are necessary for an appropriate legal defence, unless this would be contrary to confidentiality obligations of Siemens. Irrespective of the existence and effectiveness of this Coverage Settlement (§ 6), the Insurers reserve the right in Coverage Disputes to raise any objections against the coverage against the insured persons, companies and third parties who file claims against the Insurers, and to exercise any other rights in this respect.

(3)
Siemens shall indemnify the Insurers from such claims in a manner that Siemens shall assume both any claims successfully asserted against the Insurers as well as the in-court and reasonable out-of-court legal defence costs regarding the asserted claims and shall indemnify and hold the Insurers harmless to that extent. For purposes of clarification, the Parties agree that such claim for indemnification shall not come into existence until a Coverage Dispute begins and therefore any limitation period shall not begin to run prior to that time.

In the event of claims under paragraph 2, the Insurers against which claims are filed will obtain legal representation at their discretion.
§ 6
Effective Date
(1)
This Coverage Settlement becomes effective (condition precedent) if the annual meeting of Siemens taking place on 26 January 2010 passes a resolution to approve the Coverage Settlement unless a minority of shareholders whose shares in total represent 10% of the capital stock of the company (§ 93 paragraph 4 sentence 3 German Stock Corporation Act) raises objections in writing.

(2)
If a nullity action under § 249 German Stock Corporation Act and/or a challenge action under § 246 German Stock Corporation Act is filed against this resolution, this shall not per se affect the consummation of the settlement, i.e. the future insurance benefits as provided in § 3 shall be paid as agreed and the payments as provided in § 1 paragraph 4 shall be made when due and payable. However, if such an action has been successful and become non-appealable, the Parties must repay any payments made to one another without reservation as provided in §§ 346 ff. German Civil Code. In this case, Siemens shall repay, of the Settlement Amount under § 1 paragraph 1, the amount remaining after the following payments are deducted from the Settlement Amount:

•	amounts credited against the settlement amount pursuant to § 1 paragraph 2,

•	amounts paid to insured persons from the provision to be formed pursuant to § 1 paragraph 3 and for which repayment has not yet been successfully demanded and disbursed to Siemens, and

•	unused amounts from the provision to be formed in accordance with § 1 paragraph 3.

The Insurers may reclaim the respective payments from such insured persons who have received such payments in accordance with the D&O policy provisions of base contract No. IHV 70/493/7999060 for the 2006/2007 insurance period.

Amounts to be repaid between the Parties shall bear interest at the respective base rate plus 2 percentage points p.a. as from the date of payment to the date of the repayment.

(3)
The standstill agreements entered into between Siemens and the Insurers shall remain in effect until this Coverage Settlement becomes effective. Upon effectiveness of the Coverage Settlement, the Parties shall refrain from terminating the standstill agreements. The Parties agree that the standstill agreements shall also continuously remain in effect in the event of the retroactive invalidity of the Coverage Settlement or if the Insurers make effective use of their right of rescission under § 7. In the event that this Coverage Settlement is declared invalid due to a non-appealable court ruling, or in the event that the Insurers exercise their right of rescission under § 7, the parties may terminate the standstill agreement as agreed at any time.

In the event that this Coverage Settlement is invalid, the insurers shall be entitled to raise all possible objections against asserted claims for insurance benefits under the D&O insurance described in paragraph 1 of the Preamble and to exercise and assert and exercise all possible other rights in this respect.

In the event that this Coverage Settlement is invalid, the LoI shall become invalid as well.

(4)	The effectiveness of the Coverage Settlement shall not be contingent on the conclusion and effectiveness of any Liability Settlements.

§ 7
Right of Rescission of the Insurers
The insurers shall be entitled to rescind this Coverage Settlement if
•
it is proven that the Siemens Corporate Vice President and Treasurer Dr. Peter Moritz provided wrong or incomplete information, against his better knowledge, regarding the circumstances described in lit. a) or b) of the Warranty and Representation Letter dated 01 October 2004, unless it concerns information that has no connection to the acts of corruption in the Siemens Group described in the Preamble,

or

•
based on a non-appealable court decision it has been determined that all Former Board Members (within the meaning of paragraph 2 of the Preamble) had positive knowledge prior to 01 October 2004 of the fact that they breached their organizational and supervision duties to avoid acts of corruption.

§ 8
Final provisions
(1)	The Parties agree that there are no side letters to this Coverage Settlement. Any changes shall be in writing; this shall also apply to a change of the written form requirement itself.

(2)	All disputes arising from or in connection with this Coverage Settlement shall be governed by German law. Place of performance and venue shall be, to the extent permitted by law, Munich.

(3)
If a provision of this Coverage Settlement is or becomes invalid or unenforceable in whole or in part or if a gap becomes evident in its implementation, the validity of the remaining provisions shall not be affected thereby. The invalid, unenforceable or missing provision shall be replaced by a proper and legally valid provision which comes closest to the economic intent of the Parties had they considered the invalidity, unenforceability or incompleteness.

(4)	If this Coverage Settlement is invalid in relation to the insured parties, its provisions shall still remain valid in the relationship of the Parties to the settlement with one another.
This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 8, 2009	/s/ Solms U. Wittig
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate & Finance

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Senior Legal Counsel